Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
AND THE ASSOCIATED COMMON STOCK ACQUISITION RIGHTS
OF
RESPIRONICS, INC.
AT
$66.00 NET PER SHARE
BY
MOONLIGHT MERGER SUB, INC.
A WHOLLY OWNED SUBSIDIARY OF
PHILIPS HOLDING USA INC.
A WHOLLY OWNED SUBSIDIARY OF

KONINKLIJKE PHILIPS ELECTRONICS N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (NEW YORK CITY TIME) ON FEBRUARY 1, 2008, UNLESS THE OFFER IS EXTENDED.

The offer described in this offer to purchase is being made pursuant to the Agreement and Plan of Merger, dated December 20, 2007 (as such may be amended or supplemented from time to time), among Philips Holding USA Inc., a Delaware corporation and a direct wholly owned subsidiary of Koninklijke Philips Electronics N.V. (“Parent”), Moonlight Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and Respironics, Inc., a Delaware corporation (the “Company”). Following consummation of the offer, Purchaser will be merged with and into the Company, and each share of the Company’s common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued pursuant to the Rights Agreement, dated June 28, 1996, between the Company and Mellon Investor Services LLC, as amended, will be automatically cancelled and converted into the right to receive in cash the same price paid in the offer, without any interest thereon and subject to appraisal rights. The offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn on or prior to the expiration of the offer a number of the Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and the approval under Council Regulation (EC) No. 139/2004 of the European Community, as amended, having been obtained. Certain other conditions to consummation of the offer are described in Section 13 — “Certain Conditions to the Offer” of this offer to purchase. The offer is not subject to any financing condition.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU TENDER
ALL OF YOUR SHARES INTO THE OFFER.

If you want to tender your Shares into the offer, you should (i) complete and sign the letter of transmittal that accompanies this offer to purchase (or a facsimile thereof) in accordance with the instructions in the letter of transmittal and mail or deliver the signed letter of transmittal and all other required documents to Citibank, N.A., the depositary for the offer, at the addresses set forth on the back cover of this offer to purchase, together with certificates representing the tendered Shares (or effective affidavits of loss relating to such certificates) or (ii) follow the procedure for book-entry transfer set forth in Section 3 — “Procedure for Tendering the Shares” of this offer to purchase or (iii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact such person to tender your Shares.

If you wish to tender your Shares and your certificates are not immediately available or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares by following the guaranteed delivery procedure set forth in Section 3 — “Procedure for Tendering the Shares” of this offer to purchase.

Questions and requests for assistance may be directed to Georgeson Inc., our information agent, or to Deutsche Bank Securities Inc., our dealer manager, at the addresses and telephone numbers set forth on the back cover of this offer to purchase.

is the dealer manager for the offer
January 3, 2008

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the offer. This summary highlights important information but does not purport to be complete. Please read the entire offer to purchase and the letter of transmittal before deciding whether to tender your Shares.

Who is offering to buy my Shares?

We are Moonlight Merger Sub, Inc., a Delaware corporation, or “Purchaser,” formed for the purpose of making the offer and merging with and into the Company. We are a direct wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation, or “Parent.” Parent is a direct wholly owned subsidiary of Koninklijke Philips Electronics N.V., a corporation organized under the laws of The Netherlands, or “Royal Philips.” We are making this offer pursuant to the Agreement and Plan of Merger, dated December 20, 2007 (as such may be amended or supplemented from time to time, the “merger agreement”), among Parent, Purchaser and the Company. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. See the “Introduction” and Section 9 — “Certain Information Concerning Parent and Purchaser” of this offer to purchase.

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of common stock, the “Shares”) issued pursuant to the Rights Agreement, dated June 28, 1996, between the Company and Mellon Investor Services LLC, as amended. See the “Introduction” and Section 1 — “Terms of the Offer” of this offer to purchase.

How much are you offering to pay?

$66.00 per Share net to you in cash, without interest and subject to any applicable withholding of taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, bank, trust company or other nominee, and your broker tenders your Shares on your behalf, your broker, dealer, bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” of this offer to purchase.

What does the Board of Directors of the Company think of the offer?

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

A more complete description of the reasons for the actions of the Board of Directors of the Company is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the holders of Shares together with this offer to purchase. See the “Introduction” of this offer to purchase.

How long do I have to tender my Shares in the offer?

You will have until 12:00 midnight (New York City time) on February 1, 2008 (such date, the “Expiration Date”), unless we have extended the period during which the offer is open (in which event the term “Expiration Date” means the latest time and date as the offer, as so extended, may expire) to tender your Shares into the offer. However, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the offer by using the guaranteed delivery procedure that is described in this offer to purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering the Shares” of this offer to purchase.

i

Can the offer be extended and under what circumstances?

Yes. The merger agreement provides that the offer may, and in certain events is required to, be extended, as follows:

•	Purchaser is required to extend the offer for periods of not more than five business days each if, at any scheduled Expiration Date, any condition to the offer is not satisfied or waived and the Board of Directors of the Company has not changed its recommendation that you tender all of your Shares into the offer, until the earlier of (A) April 30, 2008 (or, under certain circumstances, June 30, 2008), (B) the date on which all of the conditions to the offer are satisfied or waived or (C) the date on which the merger agreement is terminated in accordance with its terms;

•	Purchaser may extend the offer, without the consent of the Company, for any period required by the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), NASDAQ or any other stock exchange or automated quotation system applicable to the offer;

•	Purchaser may extend the offer, without the consent of the Company, from time to time for one or more periods of not more than five business days each until April 30, 2008 (or, under certain circumstances, June 30, 2008) if, at any scheduled Expiration Date, any condition to the offer has not been satisfied or waived; and

•	Purchaser may extend the offer, without the consent of the Company, to provide a “subsequent offering period” for the offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, if Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the offer but Purchaser has not acquired at least 90% of the issued and outstanding Shares required to complete the merger without a meeting of the holders of Shares under the “short form” merger provisions of Delaware law.

See Section 1 — “Terms of the Offer” of this offer to purchase for more details on our obligation and ability to extend the offer and Section 13 — “Certain Conditions to the Offer” of this offer to purchase for more details on the conditions to the offer.

As any waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of the Shares pursuant to the offer needs to have expired or been terminated and the approval under Council Regulation (EC) No. 139/2004 of the European Community, as amended (the “EC Merger Regulation”), needs to have been obtained, prior to consummation of the offer, the offer may be extended beyond the scheduled Expiration Date one or more times. See Section 15 — “Certain Legal Matters” of this offer to purchase.

How will I be notified if the offer is extended?

If we extend the offer, we will inform Citibank, N.A., the depositary for the offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (New York City time) on the next business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer” of this offer to purchase.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things,

•	there having been validly tendered and not withdrawn pursuant to the offer on or prior to the Expiration Date a number of the Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis (the “Minimum Condition”); and

•	any applicable waiting period under the HSR Act having expired or been terminated and the approval under the EC Merger Regulation having been obtained.

The offer is also subject to a number of other important conditions, some of which we can waive without the Company’s consent. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 13 — “Certain Conditions to the Offer” of this offer to purchase.

What is the market value of my Shares as of a recent date?

On December 20, 2007, the last trading day before we announced the offer, the last sale price of the Shares reported through NASDAQ was $53.11 per Share. On January 2, 2008, the last trading day before we commenced the offer, the last sale price of the Shares reported through NASDAQ was $65.38 per Share. We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends” of this offer to purchase.

Do you have the financial resources to make payment?

Yes. The total amount of funds necessary to complete the transactions contemplated by the merger agreement, including the offer and the merger, are approximately $5.1 billion. Royal Philips has guaranteed the full and timely performance by Parent and Purchaser of their respective obligations under the merger agreement, including our payment obligations with respect to the offer and the merger. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — Other Agreements — Guarantee” and Section 12 — “Source and Amount of Funds” of this offer to purchase.

Is your financial condition relevant to my decision to tender my Shares in the offer?

No, because: the offer is being made for all of the outstanding Shares solely for cash; we, through Royal Philips, will have sufficient funds available to purchase all of the Shares validly tendered and not withdrawn pursuant to the offer in light of our financial capacity in relation to the amount of consideration payable; the offer is not subject to any financing condition; and if we consummate the offer, we expect to acquire any of the remaining Shares for the same cash price in the merger. See Section 12 — “Source and Amount of Funds” of this offer to purchase.

How can I tender my Shares?

To tender your Shares, you must, prior to the Expiration Date, deliver certificates representing your Shares (or effective affidavits of loss relating to such certificates) or confirmation of book-entry transfer of such Shares into the Depositary’s account, together with a completed letter of transmittal and any other documents required by the letter of transmittal. If your Shares are held in street name (that is, through a broker, dealer, bank, trust company or other nominee), they can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may still participate in the offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the Expiration Date that the missing items will be received by the Depositary within three trading days after the Expiration Date. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3 — “Procedure for Tendering the Shares” of this offer to purchase.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the offer expires. In addition, if we have not accepted your Shares for payment by March 3, 2008, you may withdraw them at any time after that date until we accept them for payment. This right to withdraw will not apply to the Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights” of this offer to purchase.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered the Shares by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct such broker, dealer, bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” of this offer to purchase.

Can holders of Company stock options or awards of restricted Shares participate in the offer?

The offer is only for the outstanding Shares and not for any Company stock options or awards of restricted Shares. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Effects of the Merger on Capital Stock, Options and Awards of Restricted Shares” of this offer to purchase for a description of the cash-out of Company stock options and unvested awards of restricted Shares in connection with the offer and the merger. Shares which you acquired as a result of the previous vesting of restricted Shares are considered the same as Shares generally and may be tendered into the offer.

Following Purchaser’s purchase of the Shares in the offer, will the Company continue as a public company?

No. Following the purchase of the Shares in the offer and the satisfaction of certain conditions, we expect to consummate the merger. If the merger takes place, the Company no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining holders of Shares and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ, there may not be an active public trading market for the Shares and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Effects of the Offer and the Merger on Capital Stock, Options and Awards of Restricted Shares” and Section 7 — “Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration — Reduced Liquidity; Possible Delisting” of this offer to purchase.

Will the offer be followed by a merger if all of the Shares are not tendered in the offer?

Yes. If we accept for payment all of the Shares validly tendered and not withdrawn pursuant to the offer, Purchaser will merge with and into the Company, as required by the merger agreement, subject to the terms and conditions of the merger agreement, the requirements of applicable laws and a vote of the holders of Shares, if a vote is required.

If we acquire at least 90% of the issued and outstanding Shares pursuant to the offer or otherwise (including, without limitation, pursuant to exercise of the Top-Up Option (as defined below)), we will complete the merger as soon as possible without a meeting of the holders of Shares under the “short form” merger provisions of Delaware law, as required by the merger agreement. Section 15 — “Certain Legal Matters — ‘Short Form’ Merger” of this offer to purchase.

What is the Top-Up Option, and when could it be exercised?

As part of the merger agreement, the Company granted to Purchaser an irrevocable option to purchase up to a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their respective affiliates at the time of such exercise, would result in Parent, Purchaser and their respective affiliates owning one Share more than 90% of the issued and outstanding Shares (the “Top-Up Option”). The Top-Up Option may only be exercised by Purchaser after it has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the offer and as a result of such acceptance and payment Parent, Purchaser and their respective affiliates own a majority of the outstanding shares. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Top-Up Option” of this offer to purchase for a more detailed discussion of the limitations on, and the conditions to, the exercise of the Top-Up Option.

If I decide not to tender, how will the offer affect my Shares?

If you decide not to tender your Shares into the offer and the merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares into the offer, without any interest being paid on such amount, subject to appraisal rights. Therefore, if the merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares, unless you seek an appraisal for your Shares. If you perfect your rights to appraisal under Delaware law, you may receive a different amount from the consideration being paid in the merger. If you decide not to tender your Shares into the offer and we purchase the tendered Shares, but the merger does not occur, there may be so few remaining holders of Shares and publicly traded Shares that the Shares will no longer be eligible to be traded through NASDAQ and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” and Section 7 — “Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration — Reduced Liquidity; Possible Delisting” of this offer to purchase.

We have no obligation to provide for a subsequent offering period or to exercise the Top-Up Option. As a result, we may not be required to effect the merger under the “short form” merger provisions of Delaware law as described above. In that event, the Company would be required to convene a meeting of the holders of Shares for the purpose of adopting the merger agreement and the merger would not occur until a period of time after the Expiration Date. No interest will be paid for Shares acquired in the merger. Accordingly, in order to receive the offer price promptly, holders of Shares who wish to receive the offer price should tender their Shares in the offer. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Top-Up Option,” Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Covenants and Agreements — Obligations Related to the Stockholders’ Meeting and Proxy Statement” and Section 15 — “Certain Legal Matters — ‘Short Form’ Merger” of this offer to purchase.

Will I have appraisal rights for my Shares as a result of the offer?

No. However, if we purchase a majority of the outstanding Shares in the offer and proceed with the merger, appraisal rights will be available to holders of the Shares who do not vote in favor of adoption of the merger agreement or consent thereto in writing, subject to, and in accordance with, Delaware law. A holder of the Shares must properly perfect its right to seek an appraisal under Delaware law in connection with the merger in order to exercise appraisal rights provided under Delaware law. See Section 15 — “Certain Legal Matters — Appraisal Rights” of this offer to purchase.

Who should I call if I have questions about the offer?

Call our information agent, Georgeson Inc., at (800) 491-3017 (toll-free) or our dealer manager, Deutsche Bank Securities Inc., at (877) 221-7676 (toll-free).

v

To the Holders of Common Stock of Respironics, Inc.:

INTRODUCTION

Moonlight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued pursuant to the Rights Agreement, dated June 28, 1996, between Respironics, Inc. and Mellon Investor Services LLC, as amended (as such may be amended from time to time, the “Rights Agreement”), of Respironics, Inc., a Delaware corporation (the “Company”), for $66.00 per Share net to the seller in cash, without interest and subject to any applicable withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. Parent is a direct wholly owned subsidiary of Koninklijke Philips Electronics N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). We refer to Purchaser, Parent and Royal Philips and their respective subsidiaries and affiliates, collectively, as “Philips.” Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

The offer is being made pursuant to the Agreement and Plan of Merger, dated December 20, 2007 (as such may be amended or supplemented from time to time, the “merger agreement”), among Parent, Purchaser and the Company, which provides that following the offer, Purchaser will be merged with and into the Company with the result that the Company will become a direct wholly owned subsidiary of Parent, and each Share, other than Shares owned directly or indirectly by Parent, Purchaser or the Company and Shares with respect to which appraisal rights have been properly exercised pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”), will be automatically cancelled and converted into the right to receive the Offer Price, without any interest thereon.

The offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn pursuant to the offer on or prior to the expiration of the offer a number of the Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis (the “Minimum Condition”) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and the approval under Council Regulation (EC) No. 139/2004 of the European Community, as amended (the “EC Merger Regulation”), having been obtained (together, the “Antitrust Approvals Condition”). Certain other conditions to consummation of the offer are described in Section 13 — “Certain Conditions to the Offer” of this offer to purchase. The Company has advised us that, as of December 18, 2007, there were 74,232,813 Shares issued and outstanding and there were outstanding options granted by the Company that were exercisable for 3,382,585 Shares in the aggregate. Accordingly, assuming that there is no change in the number of issued and outstanding Shares or the number of options exercisable for Shares, if 38,807,700 Shares are validly tendered and not withdrawn pursuant to the offer, the Minimum Condition will be satisfied.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER (such recommendation, the “Company Recommendation”). A more complete description of the reasons for the actions of the Board of Directors of the Company is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to the holders of Shares together with this offer to purchase.

The merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding Shares (the “Company Stockholder Approval”). If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to adopt the merger agreement without the affirmative vote of any other holder of Shares. If Parent owns, by virtue of the offer or otherwise, 90% or more of the issued and outstanding Shares, the Company, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a stockholders’ meeting in accordance with the “short-form” merger provisions of Delaware law. The Company has agreed that, unless Parent owns, by virtue of the offer or otherwise, 90% or more of the issued and outstanding Shares, as promptly as practicable after we accept for payment and pay for all of the Shares validly tendered and not withdrawn pursuant to the offer (the date of such acceptance for payment, the “Acceptance Date,” and the time of such acceptance for payment on the Acceptance Date, the “Acceptance Time”), it will prepare and file with the Securities and Exchange Commission (the “SEC”) and mail to the holders of Shares a proxy statement in connection with seeking the Company Stockholder Approval. As promptly as reasonably practicable following the mailing of the proxy statement, the Company will take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to hold a meeting of the holders of Shares for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”). Parent and Purchaser have agreed to cause all Shares owned by Parent or Purchaser or any of their affiliates to be present at such Company Meeting and to be voted in favor of adoption of the merger agreement and consummation of the merger.

No appraisal rights are available as a result of the offer. However, holders of the Shares (other than Parent, Purchaser or the Company) issued and outstanding immediately prior to the effective time of the merger will be able to exercise appraisal rights in connection with the merger if they have complied with Section 262 of the DGCL and have not voted their Shares in favor of adoption of the merger agreement or consented thereto in writing. See Section 15 — “Certain Legal Matters — Appraisal Rights” of this offer to purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in this offer to purchase and the letter of transmittal (and, if the offer is extended or amended, including the terms and conditions of such extension or amendment), we will accept for payment, and pay for all Shares validly tendered and not withdrawn pursuant to the offer on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight (New York City time) on February 1, 2008, unless we have extended the period during which the offer is open (in which event the term “Expiration Date” means the latest time and date as the offer, as so extended, may expire). Because of the need to obtain the approvals pursuant to the Antitrust Approvals Condition prior to the consummation of the offer, the offer may be extended beyond the scheduled Expiration Date one or more times. See Section 15 — “Certain Legal Matters” of this offer to purchase.

The offer is conditioned upon, among other things, (i) the Minimum Condition and (ii) the Antitrust Approvals Condition. Certain other conditions to consummation of the offer are described in Section 13 — “Certain Conditions to the Offer” of this offer to purchase. The offer is not subject to any financing condition.

The merger agreement provides that the tender offer may, and in certain events is required to, be extended, as follows:

•	Purchaser is required to extend the offer for periods of not more than five business days each if, at any scheduled Expiration Date, any condition to the offer is not satisfied or waived and there has been no Change of Recommendation (as defined in Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by the Company” of this offer to purchase), until the earlier of (A) April 30, 2008 (or, under certain circumstances, June 30, 2008), (B) the date on which all of the conditions to the offer are satisfied or waived or (C) the date on which the merger agreement is terminated in accordance with its terms;

•	Purchaser may extend the offer, without the consent of the Company, for any period required by the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), NASDAQ or any other stock exchange or automated quotation system applicable to the offer;

•	Purchaser may extend the offer, without the consent of the Company, from time to time for one or more periods of not more than five business days each until April 30, 2008 (or, under certain circumstances, June 30, 2008) if, at any scheduled Expiration Date, any condition to the offer has not been satisfied or waived; and

•	Purchaser may extend the offer, without the consent of the Company, to provide a “subsequent offering period” for the offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, if Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the offer but Purchaser has not acquired at least 90% of the issued and outstanding Shares required to complete the merger without a meeting of the holders of Shares under the “short form” merger provisions of Delaware law.

We expressly reserve the right from time to time to increase the Offer Price, to waive any of the conditions described in Section 13 — “Certain Conditions to the Offer” of this offer to purchase, except for the Minimum Condition, or to make any other changes to the terms and conditions of the offer, except that we will not, without the prior written consent of the Company, (i) reduce the Offer Price, (ii) change the form of consideration payable in the offer, (iii) decrease the number of Shares sought to be purchased in the offer, (iv) impose additional conditions to the offer, (v) reduce the time period during which the offer remains open or (vi) except for any extension required by applicable laws or permitted pursuant to the merger agreement and except as may be required by any governmental entity, amend any other term of the offer in any manner adverse to the holders of the Shares or in a manner which would delay the consummation of the offer.

On the terms and subject to conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment) and the merger agreement, as soon as possible after the Expiration Date and in accordance with Rule 14e-1 under the Exchange Act (which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), we will accept for payment and promptly pay for all of the Shares validly tendered and not withdrawn pursuant to the offer. See Section 13 — “Certain Conditions to the Offer” of this offer to purchase. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares tendered during each such subsequent offering period in accordance with Rule 14d-11 under the Exchange Act.

Any extension, amendment or termination of the offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC. The announcement of any extension of the offer will be issued no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date, subject to applicable laws (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise make any public announcement other than by issuing a press release to a national news service.

If we make a material change in the terms of the offer or the information concerning the offer or waive a material condition of the offer, we will extend the offer and/or disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the Offer Price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in the Offer Price or a change in percentage of securities sought generally requires an offer to remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

In accordance with the merger agreement, the Company has provided us with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the offer to holders of the Shares. This offer to purchase and the related letter of transmittal will be mailed to record holders of the Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for the Shares.

On the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment) and the merger agreement, as soon as possible after the Expiration Date and in accordance with Rule 14e-1 under the Exchange Act (which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), we will accept for payment and promptly pay for all of the Shares validly tendered and not withdrawn pursuant to the offer. See Section 4 — “Withdrawal Rights” and Section 13 — “Certain Conditions to the Offer” of this offer to purchase. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares validly tendered during any such subsequent offering period in accordance with Rule 14d-11 under the Exchange Act.

In all cases, payment for the Shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by Citibank, N.A., the depositary for the offer (the “Depositary”), of:

•	certificates for such Shares (or effective affidavits of loss relating to such certificates or a confirmation of a book-entry transfer of such Shares into the Depositary’s account);

•	a properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedure for Tendering the Shares” of this offer to purchase) in lieu of a letter of transmittal); and

•	any other documents required by the letter of transmittal.

The Offer Price paid to any holder of the Shares for the Shares tendered in the offer will be the highest per-Share consideration paid to any other holder of the Shares for the Shares tendered in the offer.

For purposes of the offer (including during a subsequent offering period), we will be deemed to have accepted for payment the Shares validly tendered and not withdrawn pursuant to the offer as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the offer. Payment for the Shares accepted for payment pursuant to the offer will be made by deposit of the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting those payments to you. If we extend the offer, are delayed in our acceptance for payment of the Shares or are unable to accept the Shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, nevertheless, on our behalf, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” of this offer to purchase or as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any delay in making such payment.

If we do not accept the tendered Shares for any reason, or if certificates are submitted for more Shares than are tendered, we will return certificates for the unpurchased Shares, without expense to the tendering stockholder (or, in the case of the Shares tendered by book-entry transfer of such Shares into the Depositary’s account pursuant to the procedures set forth in Section 3 — “Procedure for Tendering the Shares” of this offer to purchase, such Shares will be credited to the Depositary’s account), promptly following expiration or termination of the offer.

We reserve the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of Parent the right to purchase all or any portion of the Shares tendered pursuant to the offer, but any such transfer or assignment will not relieve us of our obligations under the offer and will in no way prejudice your rights to receive payment for the Shares validly tendered and not withdrawn pursuant to the offer.

3.	Procedure for Tendering the Shares.

Valid Tender.  A stockholder must follow one of the following procedures to validly tender the Shares into the offer:

•	for the Shares held as physical certificates, the certificates for the tendered Shares (or effective affidavits of loss relating to such certificates), a properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees, and any other documents required by the letter of transmittal, must be received by the Depositary at its address set forth on the back cover of this offer to purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal and other documents must be received before the expiration of the subsequent offering period);

•	for the Shares held in book-entry form, either a properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this offer to purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The method of delivery of the Shares, the letter of transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. The Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of the Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase before the Expiration Date (except with respect to a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery” for a valid tender of the Shares by book-entry transfer. The confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this offer to purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For the Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the letter of transmittal if:

•	the letter of transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered with such letter of transmittal and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the letter of transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (an “Eligible Institution”).

In all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution. See Instruction 1 to the letter of transmittal. If a certificate is registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made, or a certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the letter of transmittal. See Instruction 5 to the letter of transmittal.

Guaranteed Delivery.  If a stockholder desires to tender its Shares into the offer and the certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a letter of transmittal), and any other documents required by the letter of transmittal are received by the Depositary within three trading days after the date of execution of the notice of guaranteed delivery. A “trading day” is any day on which quotations are available for shares listed through NASDAQ.

The notice of guaranteed delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice of guaranteed delivery made available by Purchaser.

Other Requirements.  Payment for the Shares accepted for payment in the offer will be made only after timely receipt by the Depositary of:

•	certificates for such Shares (or effective affidavits of loss relating to such certificates or a Book-Entry Confirmation);

•	properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a letter of transmittal); and

•	any other documents required by the letter of transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the offer or any delay in making payment.

Tender Constitutes an Agreement.  The tender of the Shares pursuant to the procedures described above will constitute your acceptance of the offer, as well as your representation and warranty that you have the full power and authority to tender and assign the Shares tendered, as specified in the letter of transmittal. Our acceptance for payment of the Shares tendered pursuant to the offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

Appointment as Proxy.  By executing a letter of transmittal as set forth above, you irrevocably appoint our designees as your proxies, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us. These proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, we deposit the payment for the Shares with the Depositary. Upon the effectiveness of this appointment, all prior powers of attorney, proxies and consents given by you will be revoked, and no subsequent powers of attorney, proxies and consents may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders. We reserve the right to require that, in order for the Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

Company Stock Options and Awards of Restricted Shares.  The offer is made only for the outstanding Shares and is not made for any Company stock options or any awards of restricted Shares. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Effects of the Merger on Capital Stock, Options and Awards of Restricted Shares” of this offer to purchase for a description of the cash-out of Company stock options and unvested awards of restricted Shares in connection with the offer and the merger. Shares which you acquired as a result of the previous vesting of restricted Shares are considered the same as Shares generally and may be tendered into the offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of the Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of the Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the offer will be final and binding.

Backup Withholding.  To prevent federal income tax “backup withholding” with respect to payment of the Offer Price of the Shares purchased pursuant to the offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the letter of transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the letter of transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this offer to purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Tenders of the Shares made pursuant to the offer are irrevocable, except that you may withdraw shares tendered pursuant to the offer at any time prior to the Expiration Date and, unless theretofore accepted for payment by us pursuant to the offer, you may also withdraw the tendered Shares at any time after March 3, 2008. Pursuant to Rule 14d-11 under the Exchange Act, no withdrawal rights will apply to the Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to the Shares tendered in the offer and accepted for payment.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing such Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If the Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering the Shares” of this offer to purchase, any notice of withdrawal must specify the name and number of the account at the Depositary to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as stated above prior to the physical release of such certificates.

If Purchaser extends the offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the offer for any reason, then, without prejudice to Purchaser’s rights under the offer, the Depositary may, nevertheless, on behalf of Purchaser, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

All questions as to the form of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for the Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. Withdrawn Shares, however, may be retendered by following one of the procedures described in Section 3 — “Procedure for Tendering the Shares” of this offer to purchase at any time on or prior to the Expiration Date and during any subsequent offering period.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the offer and the merger to holders whose Shares are purchased pursuant to the offer or whose Shares are converted to cash in the merger (including pursuant to the exercise of appraisal rights). This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the offer and the merger. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to the Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of the Shares who are in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for your securities holdings, banks, insurance companies, tax-exempt organizations or non-U.S. persons), or to persons holding the Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, state, local or foreign taxation.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

The receipt of cash for the Shares pursuant to the offer or the merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted federal income tax basis in the Shares sold pursuant to the offer or converted to cash in the merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of the Shares (i.e., the Shares acquired at the same cost in a single transaction) sold pursuant to the offer or converted to cash in the merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the merger), the Shares were held for more than one year. Long-term capital gains recognized by an individual in the taxable years beginning before January 1, 2011 will generally be subject to a maximum U.S. federal income tax rate of 15%. Net capital losses may be subject to limits on deductibility.

Payments in connection with the offer or the merger may be subject to “backup withholding” at a rate of 28%. See Section 3 — “Procedure for Tendering the Shares” of this offer to purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the letter of transmittal.

6.	Price Range of Shares; Dividends.

The Shares trade through NASDAQ under the symbol “RESP.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on NASDAQ based upon public sources:

	Sales Price per Share(1)
	Low	High

Calendar Year
2006:
First Quarter	$33.75	$40.00
Second Quarter	32.66	39.00
Third Quarter	33.55	38.86
Fourth Quarter	33.04	39.53
2007:
First Quarter	$37.38	$43.98
Second Quarter	40.60	44.70
Third Quarter	42.19	49.39
Fourth Quarter	46.26	65.65
2008:
First Quarter (through January 2, 2008)	65.33	65.49

(1)	Source: Bloomberg L.P.

The Company has advised Purchaser that, as of December 18, 2007, there were 74,232,813 Shares issued and outstanding and there were outstanding options granted by the Company that were exercisable for 3,382,585 Shares in the aggregate. On December 20, 2007, the last full trading day before public announcement of the merger agreement, the last reported sales price of the Shares reported on the NASDAQ was $53.11 per Share. On January 2, 2008, the last full trading day before commencement of the offer, the last reported sales price of the Shares reported through NASDAQ was $65.38 per Share. We urge you to obtain a current market quotation for the Shares.

The Company has advised Purchaser that it has never declared or paid a cash dividend with respect to the Shares. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Covenants and Agreements” of this offer to purchase with respect to the Company’s ability to declare or issue dividends at this time.

7.	Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration.

Reduced Liquidity; Possible Delisting.  The acquisition of the Shares pursuant to the offer will reduce the number of holders of the Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

The Shares are quoted on NASDAQ. Depending on the number of Shares acquired pursuant to the offer, following the completion of the offer, the Shares may no longer be eligible for quotation on NASDAQ. According to the published guidelines of the National Association of Securities Dealers, the Shares might no longer be eligible for quotation on NASDAQ if, among other things:

•	the number of Shares publicly held is less than 750,000, the aggregate market value of the publicly held Shares is less than $5 million, stockholders’ equity is less than $10 million, there are fewer than 400 holders of round lots, the minimum bid price per Share is less than $1.00 and there are fewer than two registered and active market makers for the Shares, or

•	the number of Shares publicly held is less than 1,100,000, the aggregate market value of the publicly held Shares is less than $15 million, the minimum bid price per Share is less than $1.00, there are fewer than 400 holders of round lots, there are fewer than four registered and active market makers, and either (x) the

Company market value of listed securities is less than $50 million or (y) either total assets or total revenue of the Company for the most recently completed fiscal year or two of the last three most recently completed fiscal years, is less than $50 million.

The Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose.

If the Shares were to cease to be quoted on NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

After completion of the offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350 of NASDAQ, which means that the Company would be exempt from the requirement that the Board of Directors of the Company be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation and Human Resources Committee of the Board of Directors of the Company. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect the Company to elect “controlled company” status following completion of the offer. Following the purchase of the Shares in the offer and the satisfaction of certain conditions, Purchaser expects to complete the merger, following which the Shares will no longer be publicly owned.

Registration Under the Exchange Act.  The Shares are currently registered under the Exchange Act. The Company can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that the Company must furnish to its stockholders and to the SEC and would make some provisions of the Exchange Act, including the short swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders, no longer applicable to the Shares. Furthermore, the ability of Company affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the Federal Reserve Board list of margin securities. We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the offer. Following the purchase of the Shares in the offer and the satisfaction of certain conditions, Purchaser expects to complete the merger, following which the Shares will no longer be publicly owned.

Status as Margin Securities.  The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending on factors similar to those described above with respect to listing and market quotations, following completion of the offer, the Shares may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company.

General.  The Company was incorporated in the State of Delaware in 1984. The principal executive offices of the Company are located at 1010 Murry Ridge Lane, Murrysville, PA 15668-8525 and the telephone number is (724) 387-5200. The Company designs, develops, manufactures and markets medical devices used primarily for the treatment of patients suffering from sleep and respiratory disorders. The Company’s products are used primarily in homes, hospitals, alternative care facilities and emergency medical settings. The Company markets its products through sleep and home respiratory, hospital and international sales organizations, which consist of direct and independent sales representatives and sales management personnel who sell to a network of over 5,000 medical product service providers and distributors and, in some cases, directly to hospitals and other institutions.

Available Information.  Except as otherwise set forth herein, the information concerning the Company contained in this offer to purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, the Information Agent or the Dealer Manager can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Information Agent or the Dealer Manager.

The Company is subject to the information and reporting requirements of the Exchange Act and is therefore obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the holders of Shares and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained upon payment of the SEC’s customary charges by submitting a written request by mail to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street, N.E., Washington, D.C. 20549, by fax at (202) 772-9295 or by e-mail at PublicInfo@sec.gov, and information that the Company has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

Certain Financial Information and Projections.  During the course of the discussions between Philips and the Company that led to the execution of the merger agreement, the Company’s management provided certain financial projections regarding the Company’s future performance, which were not publicly available, to Philips and its financial advisors. The information provided included the Company management’s projections of financial performance for the Company for the remaining portion of fiscal year ending June 30, 2008, as well as for the fiscal years ending June 30 for each of 2009, 2010, 2011 and 2012 (without regard to the impact on the Company of a transaction with Parent and Purchaser).

The projections provided by the Company’s management to Philips consisted of forecasts of the Company’s total revenue, earnings before interest, taxes and depreciation (“EBITDA”) and net income. These projections were as follows:

CERTAIN PROJECTED FINANCIAL INFORMATION
Fiscal year ending June 30:

	2008	2009	2010	2011	2012
	(In millions, except per Share data)

Total revenues	$1,369.5	$1,595.0	$1,867.5	$2,173.6	$2,541.6
Net income	$147.0	$183.0	$228.0	$283.1	$352.5
EBITDA	$284.1	$344.6	$422.7	$515.1	$630.5
EPS	$1.93	$2.33	$2.82	$3.40	$4.11

RECONCILIATION OF EBITDA TO NET INCOME
Fiscal year ending June 30:

	2008	2009	2010	2011	2012
	(In millions)

Net income	$147.0	$183.0	$228.0	$283.1	$352.5
Interest, Income Tax, Depreciation and Amortization Expenses	$137.1	$161.6	$194.7	$232.0	$278.0

EBITDA	$284.1	$344.6	$422.7	$515.1	$630.5

Information on EBITDA has been provided because this measure is commonly used for evaluation purposes. EBITDA should be considered in addition to, but not in lieu of, other measures of liquidity, profitability and cash flows reported in accordance with generally accepted accounting principles. Additionally, this additional measure may not be comparable to similarly captured measures reported by other companies.

The Company has advised Philips that it does not as a matter of course make public any projections as to future performance or financial position, and the aforementioned projections are included in this offer to purchase solely because such information was provided to Philips and its financial advisors. These projections were not prepared (1) with a view toward public disclosure, (2) in compliance with any regulations or guidelines promulgated by the SEC or the American Institute of Certified Public Accountants relating to the presentation of prospective financial information or (3) in accordance with U.S. generally accepted accounting principles. The Company’s independent registered public accounting firm has not examined or compiled any of the financial projections and has not expressed any conclusion or provided any form of assurance with respect to the projections. The Company has advised Philips that (i) its internal financial projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by any of the Company, Philips or any of their representatives, that the projected results will be realized or that actual results will not vary materially from those described above. The foregoing information is forward-looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance, general business and economic conditions, currency exchange rates, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing environmental, tax and accounting matters, and other risks described in the Company’s annual report on Form 10-K filed with the SEC for the fiscal year June 30, 2007, its report on Form 10-Q for the quarterly period ended September 30, 2007 and other documents filed with the SEC. In addition, the projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Philips or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of the Company, Philips or any of their respective financial advisors or the Dealer Manager or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. None of the Company, Philips or any of their respective financial advisors or the Dealer Manager or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the offer and the merger. There can be no assurance that the announcement of the offer and the merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the offer and the merger or the clarification of our intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the offer or the merger and should not be viewed as accurate or continuing in that context.

Holders of Shares are cautioned not to place undue reliance on the projections included in this offer to purchase.

9.  Certain Information Concerning Parent and Purchaser.

Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the offer. Purchaser is a direct wholly owned subsidiary of Parent. The principal executive offices of Purchaser are located at 1251 Avenue of the Americas, New York, New York 10020-1104. The telephone number at such office is (212) 536-0641.

Parent is a Delaware corporation, whose primary activities relate to integrated manufacturing and marketing of products imported from Royal Philips and its affiliates to third parties. The principal executive offices of Parent are located at 1251 Avenue of the Americas, New York, New York 10020-1104. The telephone number at such office is (212) 536-0641.

Parent is a direct wholly owned subsidiary of Royal Philips, a corporation organized under the laws of The Netherlands with its principal executive offices at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands.

We refer to Purchaser, Parent, Royal Philips and their respective subsidiaries and affiliates, collectively, as “Philips.”

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of Purchaser, Parent and Royal Philips are set forth in Schedule A of this offer to purchase.

Except as provided in this offer to purchase and in Schedule A hereto, (i) none of Philips or any of the persons listed in Schedule A of this offer to purchase or any associate of any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any of the Shares and (ii) none of Philips or any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the merger agreement or as otherwise described in this offer to purchase, none of Philips or any of the persons listed in Schedule A of this offer to purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any of the Shares of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such Shares, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this offer to purchase, none of Philips or any of the persons listed on Schedule A hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the offer.

Except as set forth in this offer to purchase, there have been no contacts, negotiations or transactions between Philips or any of the persons listed in Schedule A of this offer to purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of any of the Shares, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC are available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained upon payment of the SEC’s customary charges by submitting a written request by mail to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street, N.E., Washington, D.C. 20549, by fax at (202) 772-9295 or by e-mail at PublicInfo@sec.gov, and information that Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

10.	Background of the Offer; Past Contacts, Negotiations and Transactions.

Philips regularly evaluates its business and plans and considers a variety of transactions to enhance its business. As part of this process, Philips has considered a number of alternatives for developing its healthcare and medical systems businesses, including acquisitions of other companies and businesses.

In the late summer of 2006, the chief executive of Philips Consumer Health & Wellness contacted the chief executive of the Company to arrange a meeting to discuss matters of mutual business interest between Philips and the Company. On September 21, 2006, the chief executive of Philips Consumer Health & Wellness met with the chief executive of the Company and chief operating officer of the Company, and at the meeting the three discussed the possibility of exploring joint business activities between Philips and the Company. Following this meeting, representatives of Philips and the Company had subsequent telephone conversations with respect to a possible meeting on this subject, but no meeting or joint activities resulted.

In April of 2007, at Royal Philips’ request, Deutsche Bank Securities Inc. (“Deutsche Bank”) began assisting Philips in identifying potential candidates for an acquisition. During the course of this review, Royal Philips and Deutsche Bank determined that the Company’s business could complement Philips’ healthcare business and further broaden its product offerings to healthcare professionals and consumers.

In the spring of 2007, the chief executive of Philips Consumer Health & Wellness contacted the chief executive of the Company to request a meeting, and on June 20, 2007, the two met, along with the chief operating officer of the Company. During this meeting, the chief executive of Philips Consumer Health & Wellness suggested that the chief executive of Philips Medical Systems and the chief executive of the Company meet to explore a potential transaction between Philips and the Company. The chief executive of the Company indicated that the Company was not interested in pursuing a potential transaction at that time.

On July 12, 2007, the chief executive of Philips Consumer Health & Wellness called the chief executive of the Company to inform him that the chief executive of Philips Medical Systems would be in Pittsburgh the following week and wished to meet with the chief executive of the Company. The chief executive of the Company again indicated that the Company was not interested in pursuing a potential transaction at that time but agreed to try to schedule a meeting with the chief executive of Philips Medical Systems, and a meeting was scheduled between the chief executive of Philips Medical Systems and the chief executive of the Company for August 22, 2007.

On July 17, 2007, after the August 22, 2007 meeting had been scheduled, the chief executive of Philips Medical Systems called the chief executive of the Company to request a telephone conversation that week. On July 18, 2007, the two spoke twice by telephone, and during those conversations, the chief executive of Philips Medical Systems informed the chief executive of the Company that Philips was preparing a letter to send to the chief executive of the Company regarding a potential transaction between Philips and the Company. The chief executive of the Company told the chief executive of Philips Medical Systems that the Company was not interested in being acquired and requested that Philips not send any such letter prior to the August 22, 2007 meeting. Philips did not send a letter following those telephone conversations.

On August 6, 2007, the chief executive of Philips Medical Systems had another telephone conversation with the chief executive of the Company in which the chief executive of Philips Medical Systems stated that he expected Philips would make an offer to acquire the Company at their meeting on August 22, 2007.

At the August 22, 2007 meeting, the global head of mergers and acquisitions of Royal Philips and the chief executive of Philips Medical Systems, on behalf of Philips, delivered to the Company a non-binding indication of interest to acquire the Company in an all-cash transaction for a price of $60.00 per Share, subject to a due diligence review of the Company. Following receipt of this non-binding indication of interest, the Company contacted Philips to confirm the Company’s receipt of the non-binding indication of interest and indicated that the Company would respond to Philips within a few weeks.

On September 5, 2007, the chief executive of the Company called the chief executive of Philips Medical Systems to inform him that the Company was commencing a process to explore strategic alternatives and would invite Philips to participate in the process, and that one of the Company’s financial advisors would contact Deutsche Bank with additional details about the process. On September 10, 2007, representatives of Goldman Sachs, on behalf of the Company, informed representatives of Deutsche Bank, on behalf of Philips, that the Company had decided to proceed with a process to explore strategic alternatives for the Company, including contacting a select group of other strategic buyers, and that the Company had retained Goldman Sachs and Raptor Partners as financial advisors. During this conversation, representatives of Deutsche Bank asked if there was any ability for Philips to preempt such a process. Representatives of Goldman Sachs replied that there might be, but the price for the Board of Directors of the Company to consider preemption would need to be meaningfully higher than Philips’ current indication and would likely need to start with a “7.”

On September 18, 2007, the chief executive of Philips Medical Systems called the chief executive of the Company to request a meeting on September 20, 2007 between those two executives, the chief executive of Royal Philips and the chief operating officer of the Company. During the meeting on September 20, 2007, the chief executive of Royal Philips and the chief executive of Philips Medical Systems presented the chief executive of the Company and chief operating officer of the Company with Philips’ future healthcare business plans and described how the Company could complement those plans.

In mid-September 2007, the Company delivered to Philips a draft of a confidentiality agreement which contained customary restrictions on the ability of Philips to take certain actions with respect to the Company. Following the delivery of a draft of the confidentiality agreement by the Company to Philips, counsel for the Company, Wachtell Lipton Rosen & Katz (“Wachtell”), and counsel for Philips, Sullivan & Cromwell LLP (“S&C”), negotiated the terms of the draft confidentiality agreement, and on September 19, 2007, the Company and Philips executed the confidentiality agreement.

On September 25, 2007, Goldman Sachs and Raptor Partners delivered, on behalf of the Company, a confidential sales memorandum, which contained certain information regarding the Company and its business, and a bid process letter to Deutsche Bank, on behalf of Philips.

On October 19, 2007, in response to the bid process letter, Philips delivered a revised non-binding proposal to Goldman Sachs, on behalf of the Company, to acquire the Company in an all-cash transaction for a price in the range of $63.00 to $65.00 per Share. In late October 2007, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) began assisting Philips together with Deutsche Bank in evaluating the potential transaction between the Company and Philips. On November 5, 2007, Goldman Sachs and Raptor Partners, on behalf of the Company, delivered to Deutsche Bank, on behalf of Philips, a letter requesting that Philips submit a final proposal to acquire the Company on December 6, 2007. Beginning in early November 2007 and continuing until the first week of December 2007, representatives of Philips, Goldman Sachs, Raptor Partners, Deutsche Bank, Morgan Stanley and management of the Company engaged in a series of due diligence discussions regarding the Company and its business.

On November 15, 2007, Goldman Sachs, on behalf of the Company, delivered to Deutsche Bank, on behalf of Philips, a draft of a merger agreement relating to the potential transaction between the Company and Philips. On December 4, 2007, representatives of Philips, its counsel and the Company’s counsel discussed certain aspects of the draft merger agreement.

On December 5, 2007, the Supervisory Board of Royal Philips (the “Supervisory Board”) approved Philips’ submitting a proposal to acquire the Company, and on December 6, 2007, Philips delivered a revised non-binding proposal to Goldman Sachs, on behalf of the Company, to acquire the Company at a price of $64.00 per Share, which proposal also included a revised draft of the merger agreement. On December 7, 2007, representatives of Goldman Sachs advised representatives of Deutsche Bank that the Board of Directors of the Company had determined that it would be willing to proceed with a transaction at a price of $68.00 per Share. On December 10, 2007 the chief executive of Philips Medical Systems called the chief executive of the Company to discuss Philips’ proposal. On December 11, 2007, Philips delivered to the Company a final non-binding proposal to acquire the Company for a price of $66.00 per Share, subject to the negotiation and execution of a mutually acceptable merger agreement and customary employment agreements between certain Company executives and Philips.

On December 12, 2007, representatives of Goldman Sachs contacted representatives of Deutsche Bank to inform them that the Board of Directors of the Company had authorized the Company to move forward in discussing a potential transaction between the Company and Philips on the basis of the $66.00 per Share price, subject to the negotiation and execution of a mutually acceptable merger agreement and customary employment agreements between certain Company executives and Philips.

During the period of December 13, 2007 through December 20, 2007, representatives of Philips, the Company and their advisors negotiated the terms of the merger agreement, exchanging several drafts and rounds of comments on the agreement. Also during this period, representatives of Philips, certain executives of the Company and their respective counsel negotiated the terms of the executives’ employment agreements with Philips.

On December 20, 2007, the Company informed Philips that the Board had unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable and in the best interests of the holders of Shares, (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger and (iii) recommended that holders of Shares tender all their Shares into the Offer and adopt the merger agreement, if required. Later that day, the merger agreement was executed and delivered on behalf of each of the Company, Parent and Purchaser, and Royal Philips executed and delivered its guarantee.

On December 21, 2007, prior to the opening of trading on NASDAQ, Philips and the Company issued a joint press release announcing the execution of the merger agreement, and on January 3, 2008, Purchaser commenced the offer described in this offer to purchase.

The Company’s description of its review process is contained in the Schedule 14D-9.

11.	Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements.

PURPOSE OF THE OFFER AND PLANS FOR THE COMPANY

Purpose of the Offer.  The purpose of the offer is to enable Parent and, indirectly, Royal Philips to acquire control of, and the entire equity interest in, the Company. The offer is being made in accordance with the merger agreement and is intended to increase the likelihood that the merger will be effected and reduce the time required for the holders of Shares to receive the transaction consideration and to complete the acquisition of the Company. The purpose of the merger is to acquire all of the issued and outstanding Shares not purchased in the offer. The transaction structure includes the merger to ensure the acquisition of all of the issued and outstanding Shares.

Holders of Shares who sell their Shares in the offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the merger is completed, the current holders of Shares will no longer have an equity interest in the Company and instead will have only the right to receive the cash consideration according to the merger agreement or, to the extent that holders of Shares are entitled to and properly exercise appraisal rights under Delaware law, the amounts to which such holders of Shares are entitled under Delaware law.

After completion of the offer and the merger, the Company will be a direct wholly owned subsidiary of Parent and an indirect subsidiary of Royal Philips.

Plans for the Company.  Except as otherwise disclosed in this offer to purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, any material changes in the Company’s present dividend policy, indebtedness, capitalization, corporate structure, business or any material change to the composition of the Company’s management or board of directors. We will continue to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of the Company with those of other business units of Philips. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the offer and the merger. If, as, and to the extent that, Philips acquires control of the Company, Philips will complete such evaluation and review of the Company and will determine what, if any, changes would be desirable in light of the circumstances. Such changes could include, among other things, restructuring the Company through changes in the Company’s business, corporate structure, articles of incorporation, bylaws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. We intend to work with the Company’s management as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the company’s potential.

In connection with the merger agreement, John Miclot, President and Chief Executive Officer of the Company, Craig Reynolds, Executive Vice President and Chief Operating Officer of the Company, Derek Smith, President of the Hospital Group of the Company, Donald Spence, President of the Sleep and Home Respiratory Group of the Company, and Geoffrey Waters, President of the International Group of the Company, entered into employment agreements with Parent. One other individual, who is not an executive officer, has also entered into an employment agreement with Parent. These employment agreements will become effective, and thereby terminate and supersede these officers’ existing agreements with the Company, upon the Acceptance Date. For further details regarding the employment agreements, see this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — Other Agreements — Employment Agreements” of this offer to purchase.

In addition, subject to applicable laws, at the time Purchaser pays for at least a majority of the total number of outstanding Shares on a fully diluted basis pursuant to the offer, Parent will be entitled to designate a number, rounded up to the next whole number, of directors on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage equal to the number of Shares beneficially owned by Parent and its affiliates divided by the total number of Shares then outstanding. The directors so designated by Parent will be chosen from a list of thirteen persons, previously provided to the Company, as disclosed in the Information Statement that accompanies and is incorporated by reference into the Schedule 14D-9.

Further, in accordance with the merger agreement and subject to applicable laws, the directors of Purchaser as of the effective time of the merger will be the initial directors of the surviving corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Board of Directors and Actions by Directors” of this offer to purchase.

THE MERGER AGREEMENT

The following summary of certain provisions of the merger agreement is qualified in its entirety by reference to the merger agreement itself, which is incorporated herein by reference. The Company has filed a copy of the merger agreement with the SEC, which we have incorporated by reference as an exhibit to the Schedule TO. The merger agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning Parent and Purchaser” of this offer to purchase. Holders of Shares and other interested parties should read the merger agreement in its entirety for a more complete description of the provisions summarized below.

The Offer

The merger agreement provides that the offer will be conducted on the terms and subject to the conditions described in Section 1 — “Terms of the Offer” and Section 13 — “Certain Conditions to the Offer” of this offer to purchase.

Board of Directors and Actions by Directors

Subject to applicable laws, at the time Purchaser pays for at least a majority of the total number of outstanding Shares on a fully diluted basis pursuant to the offer, Parent will be entitled to designate a number of directors on the Board of Directors of the Company which is equal to the product of the total number of directors, rounded up to the next whole number, on the Board of Directors of the Company (which is calculated after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage equal to the number of Shares beneficially owned by Parent and its affiliates divided by the total number of Shares then outstanding. The right of Parent to designate directors is subject to the requirement that until the effective time of the merger, the Board of Directors of the Company must always have three members who were members of the Board of Directors of the Company immediately prior to Purchaser’s designation of directors and who are independent directors for purposes of the continued listing requirements of NASDAQ (the “Company Directors”). The directors so designated by Parent will be chosen from a list of thirteen persons, previously provided to the Company, as disclosed in the Information Statement that accompanies and is incorporated by reference into the Schedule 14D-9.

If Parent exercises its right to designate directors, the Company has agreed to promptly take all actions necessary to cause (i) Parent’s designees to be elected to the Board of Directors of the Company and (ii) each committee of the Board of Directors of the Company, the board of directors of each subsidiary of the Company and each committee of such board of directors of each subsidiary of the Company to include persons designated by Parent constituting at least the same percentage of each such committee or board as Parent’s designees constitute on the Board of Directors of the Company.

Following the time that directors designated by Parent are elected or appointed to the Board of Directors of the Company but before the effective time of the merger, the affirmative vote of a majority of the Company Directors will be required to:

•	amend or terminate the merger agreement on behalf of the Company or to amend or modify the offer or the merger;

•	exercise any of the Company’s rights or remedies under the merger agreement, including to permit the Company to enforce the obligations of Parent and Purchaser pursuant to the merger agreement and to pursue the Company’s other rights and remedies under the merger agreement (it being agreed that the action by a majority of the Company Directors will be sufficient to enforce such obligations and to pursue such other rights and remedies);

•	agree to extend the time for performance of Parent’s or Purchaser’s obligations under the merger agreement or to waive any of the Company’s rights or remedies under the merger agreement; or

•	take any other action by the Company in connection with the merger agreement and the transactions contemplated by the merger agreement which are required to be taken by the Company or the Board of Directors of the Company.

The Company Directors have the authority to retain counsel and other advisors at the reasonable expense of the Company in order to fulfill their obligations under the merger agreement. In addition, they have the authority, after the Acceptance Time, to institute any action on behalf of the Company to enforce the performance of the merger agreement.

The directors of Purchaser as of the effective time of the merger will be the initial directors of the surviving corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Top-Up Option

The Company has granted to Purchaser an irrevocable option (a “Top-Up Option”) to purchase a number of Shares from the Company (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their respective affiliates at the time the Top-Up Option is exercised, will equal one more Share than the number of Shares necessary to effect the merger without a meeting of the holders of Shares in accordance with Section 253 of the DGCL, at an exercise price per Top-Up Option Share equal to the Offer Price.

The Top-Up Option may only be exercised once in whole and not in part any time within ten business days following the Acceptance Date (at which time Parent, Purchaser and their respective affiliates would own a majority of the outstanding Shares); however, the Top-Up Option is not exercisable, and terminates on the Acceptance Date, if:

•	the issuance of the Top-Up Option Shares would require stockholder approval under the rules and regulations of NASDAQ;

•	the number of Top-Up Option Shares would exceed the number of authorized but unissued Shares; or

•	the issuance of Shares pursuant to the Top-Up Option would be insufficient to allow Purchaser to effect the merger without a meeting of the holders of Shares in accordance with Section 253 of the DGCL.

The Top-Up Option will terminate concurrently with the termination of the merger agreement.

In the event that Purchaser exercises the Top-Up Option, Purchaser will pay the Company the aggregate price required to be paid for the Top-Up Option Shares and the Company will cause the Top-Up Option Shares to be issued to Purchaser.

Structure of the Merger

Following completion of the offer, Purchaser will be merged with and into the Company, with the Company surviving. References to “surviving corporation” in this offer to purchase mean the surviving corporation of the merger. From and after the effective time of the merger, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Purchaser will vest in the surviving corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Purchaser will become the debts, liabilities, obligations, restrictions and duties of the surviving corporation. If Parent owns, by virtue of the offer or otherwise, 90% or more of the issued and outstanding Shares, the Company, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Surviving Corporation Governing Documents

At the effective time of the merger, the certificate of incorporation and bylaws of the surviving corporation will be amended to read as the certificate of incorporation and bylaws of Purchaser read immediately prior to the effective time of the merger, except that references to Purchaser’s name will be replaced by references to Respironics, Inc.

Effective Time of the Merger and Closing Date

Within two business days of the satisfaction or waiver of the conditions to the merger, the Company will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The merger will become effective when the certificate of merger is so filed or at a later time as the Company and Purchaser may agree in writing and as specified in the certificate of merger in accordance with the DGCL.

Effects of the Merger on Capital Stock, Options and Awards of Restricted Shares

Shares.  Each Share outstanding immediately prior to the effective time of the merger, other than Cancelled Shares (as defined below) and Shares that are held by holders who have not consented in writing to or voted in favor of the adoption of the merger agreement and who have properly exercised appraisal rights with respect to such Shares in accordance with, and who have complied with, Section 262 of the DGCL, will (i) be converted into, and thereafter represent, the right to receive the Offer Price (without any interest thereon) (the “Merger Consideration”) and (ii) be automatically cancelled and cease to exist, and the holders of certificates that immediately prior to the effective time of the merger represented such Shares will cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.

Cancelled Shares.  Each Share that is owned, directly or indirectly, by Parent or Purchaser or the Company immediately prior to the effective time of the merger (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange for such cancellation and retirement.

Options.  Each option to purchase Shares (a “Company Stock Option”) granted under the Company’s stock plans or otherwise, whether vested or unvested, outstanding immediately prior to the Acceptance Time will become fully vested and be cancelled immediately prior to the Acceptance Time in exchange for the right to receive at the Acceptance Time an amount in cash equal to the product of (i) the total number of Shares subject to such Company Stock Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent, less any amount required to be withheld or deducted under any provision of U.S. federal, state or local tax law.

Restricted Shares.  Immediately prior to the Acceptance Time, each award of restricted Shares (“Restricted Shares”) that has not previously vested will be cancelled in exchange for the right to receive at the Acceptance Time an amount per Restricted Share in cash equal to the Offer Price, less such amounts as are required to be withheld or deducted under any provision of U.S. federal, state or local tax law. Any Restricted Shares that vest prior to the cancellation contemplated by the first sentence will be treated as Shares for all purposes of the merger agreement.

Immediately following the Acceptance Time, Parent will deposit or cause to be deposited with the Company an aggregate amount of cash sufficient to pay consideration in respect of the Company Stock Options and Restricted Shares.

Purchaser Shares.  Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the effective time of the merger will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the surviving corporation.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and solely for the benefit of the other parties to the merger agreement, which merger agreement is not intended to, and does not, confer upon any other person the right to rely upon such representations and warranties. Moreover, those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

The merger agreement contains representations and warranties made by the Company to Parent and Purchaser relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of the Company and its subsidiaries;

•	the Company’s capitalization;

•	corporate authorization and validity of the merger agreement;

•	governmental filings, approvals and notices;

•	the absence of any contravention or conflict between the execution of the merger agreement and the consummation of the offer and the merger, on the one hand, and the organizational or governing documents of the Company and its subsidiaries, applicable laws or any material agreement of the Company and its subsidiaries, on the other hand;

•	the Company’s proper filing of all forms, documents and reports with the SEC;

•	the Company’s consolidated financial statements as fair presentations of the financial position of the Company;

•	the Company’s compliance with various corporate governance rules and laws;

•	the absence of any undisclosed material liabilities;

•	the Company’s compliance with applicable laws and the possession of all governmental licenses necessary to conduct business;

•	various environmental matters, including compliance with the applicable environmental laws;

•	employee benefits matters concerning the Company;

•	the absence of certain changes or events;

•	the absence of any investigation or litigation;

•	the accuracy of the information supplied by the Company for inclusion in this offer to purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9 and any proxy statement relating to the merger;

•	the inapplicability to the offer, the merger and the execution and operation of the merger agreement of the Rights Agreement, any anti-takeover statutes and any anti-takeover provisions in the Company’s certificate of incorporation and bylaws;

•	various tax matters;

•	various labor matters;

•	various intellectual property matters;

•	the receipt by the Board of Directors of the Company of opinions of the Company’s financial advisors as to the fairness to the holders of the Shares, from a financial point of view, of the $66.00 in cash to be received by holders of the Shares in the offer and the merger;

•	the absence of any vote other than the Company Stockholder Approval to approve the merger agreement and the merger;

•	certain material contracts involving the Company; and

•	the Company’s obligations for brokers’ or finders’ fees in connection with the offer and the merger.

The merger agreement also contains representations and warranties by Purchaser and Parent to the Company relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of Parent and Purchaser;

•	corporate authorization and validity of the merger agreement;

•	governmental filings, approvals and notices;

•	the absence of any contravention or conflict between the execution of the merger agreement and the consummation of the offer and the merger, on the one hand, and the organizational or governing documents of Parent and its subsidiaries, applicable laws or any material agreement of Parent and its subsidiaries, on the other hand;

•	the accuracy of the information supplied by Parent and Purchaser for inclusion in the Schedule 14D-9 and any proxy statement relating to the merger, and the absence of material untrue statements or omissions in this offer to purchase;

•	availability of funds necessary to perform their respective obligations under the merger agreement, including the payment of the aggregate Offer Price and Merger Consideration;

•	Purchaser’s capitalization and operations;

•	the absence of any required vote of the stockholders of Parent or any of its affiliates to consummate the transactions contemplated by the merger agreement; and

•	lack of ownership of Shares by Parent or any of its subsidiaries.

Certain of the Company’s representations and warranties, covenants and agreements are qualified as to materiality or “material adverse effect.” “Material adverse effect” means such facts, circumstances, events or changes that are materially adverse to the business, financial condition, assets or results of operations of the Company and its subsidiaries, taken as a whole, but do not include:

•	facts, circumstances, events or changes resulting from:

•	general changes in economic or political conditions (except to the extent such changes or developments have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies operating in the medical devices industry);

•	general changes in the securities, credit or financial markets (except to the extent such changes or developments have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies operating in the medical devices industry);

•	general changes in the medical devices business or in the geographic markets in which the Company operates (except to the extent such changes or developments have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies operating in the medical devices industry);

•	changes or proposed changes in laws or regulations (or interpretations thereof) applicable to the Company and its subsidiaries;

•	any loss of, or adverse change in, the relationship of the Company with its customers, employees or suppliers that the Company establishes was proximately caused by the announcement of the merger agreement or the pendency or consummation of the offer, the merger or the other transactions contemplated by the merger agreement;

•	the taking of any action required by the merger agreement or consented to or requested by Parent in writing;

•	any acts of terrorism or war (other than any of such acts that causes any damage or destruction to or renders unusable any material facility or material property of the Company or any of its subsidiaries and except to the extent such changes or developments have a materially disproportionate impact on the

Company and its subsidiaries, taken as a whole, relative to other companies operating in the medical devices industry); or

•	changes in generally accepted accounting principals (“GAAP”) or the interpretation of GAAP applicable to the Company and its subsidiaries.

•	any decline in the stock price of the Shares on NASDAQ or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period or periods (provided that the exception in the provision described in this bullet point will not prevent or otherwise affect a determination that any fact, circumstance, event, change or development underlying such decline or failure has resulted in, or contributed to, a material adverse effect).

Covenants and Agreements

Conduct of Business Pending the Merger.  Except as required by law, agreed in writing by Parent or as contemplated, required or permitted by the merger agreement, from the date of the merger agreement until the earlier of the effective time of the merger or the date the merger agreement is terminated, the Company has agreed that the business of the Company and its subsidiaries will operate in the ordinary course of business. The Company has also agreed on behalf of itself and its subsidiaries to use their commercially reasonable efforts to:

•	preserve their business organizations intact;

•	maintain in all material respects their respective existing relations with customers, suppliers, distributors, creditors, lessors and others having material business dealings with them; and

•	keep available the services of their present executive officers and key employees and agents.

In addition, subject to the exceptions mentioned in the first sentence of the preceding paragraph, the Company has agreed on behalf of itself and its subsidiaries that, between the date of the merger agreement and the effective time of the merger, without Parent’s prior written consent, which will not be unreasonably withheld, conditioned or delayed, it:

•	will not, and will not permit any of its not wholly-owned subsidiaries to, pay any dividends or any distributions with respect to its outstanding shares of capital stock, except for dividends and distributions paid to the Company by its wholly owned subsidiaries or on a pro rata basis by other subsidiaries;

•	will not, and will not permit any of its subsidiaries to, split, combine or reclassify any of its capital stock or to issue, authorize or propose the issuance of any other securities with respect to shares of its capital stock, except for any such transaction by a wholly owned subsidiary that remains wholly owned after the consummation of such transaction;

•	will not, and will not permit any of its subsidiaries to, except as required by the Company’s employee benefits plans and written agreements, (A) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to or make any new equity awards to any director, officer, employee or other service provider of the Company or its subsidiaries except for increases in salary in the ordinary course of business for non-officers including new hires who become employees as a result of an acquisition; (B) enter into any employment, change of control, termination, severance or retention agreement with any employee of the Company other than, in the case of employees who earn less than $200,000.00 annually, as necessary to replace an agreement with a departing employee, for employment agreements terminable on less than 30 days’ notice without penalty and for certain severance agreements; (C) except as permitted in (B), establish, adopt, enter into or amend any collective bargaining agreement or other such arrangement for the benefit of any current or former directors, officers or employees or other service providers of the Company or any of its subsidiaries or any of their beneficiaries; (D) take any action to accelerate vesting or payment of, fund or in any other way secure the payment of compensation or benefits under any Company benefit plan, unless the Company benefit plan already provides for such action; (E) change actuarial or other assumptions used to calculate funding obligations under a Company benefit plan, the manner contributions are made under such plans or the basis on which such contributions are determined, except as required by

GAAP; or (F) forgive any loans to directors, officers, employees or other service providers of the Company or any of its subsidiaries;

•	will not, and will not permit any of its subsidiaries to, materially change financial accounting policies or procedures, except as required by GAAP, SEC rule or policy or other applicable laws;

•	will not, and will not permit any of its subsidiaries to, adopt or propose any amendments to its certificate of incorporation or bylaws or similar applicable charter documents;

•	will not, and will not permit any of its subsidiaries to, issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize such transactions involving, any capital stock or other ownership interest in the Company or its subsidiaries or any other convertible securities, rights, warrants, options or other such instruments relating to such capital or other ownership interest, except for transactions among the Company and its wholly owned subsidiaries or among its wholly owned subsidiaries and certain other exceptions;

•	will not, and will not permit any of its subsidiaries to, directly or indirectly acquire any shares of its capital stock or any rights, warrants or options to acquire such shares, except for transactions among the Company and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•	will not, and will not permit any of its subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money, subject to exceptions for:

•	indebtedness for borrowed money among the Company and/or its wholly owned subsidiaries;

•	indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund existing indebtedness;

•	guarantees by the Company of indebtedness for borrowed money of its subsidiaries;

•	indebtedness for borrowed money incurred pursuant to agreements in effect as of the date of the merger agreement that do not exceed $100 million in the aggregate outstanding (in addition to any borrowings outstanding as of the date of the merger agreement) and are on terms that allow for prepayment without penalty other than LIBOR breakage costs;

•	indebtedness incurred in the ordinary course of business consistent with past practice in respect of foreign currency exchange contracts, lease financing for equipment sold to customers and liabilities under customer lease arrangements;

•	indebtedness incurred to consummate certain specified transactions; and

•	additional indebtedness for borrowed money not to exceed $50 million in the aggregate outstanding at any time incurred by the Company or its subsidiaries other than in accordance with the provision described in the preceding bullet points;

•	will not transfer, sell, lease, license, exchange or swap, mortgage, pledge, allow to lapse or expire or otherwise encumber, or subject to any non-permitted lien, or otherwise dispose of any of its properties or assets, other than in transactions involving less than $5 million individually or $10 million in the aggregate, except pursuant to certain existing agreements or to the extent constituting capital expenditures or in the ordinary course of business, except for transactions among the Company and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•	will not, and, with respect to the provisions described in the second and third bullet points below, will not permit any of its subsidiaries to, except for transactions among the Company and its wholly owned subsidiaries or among its wholly owned subsidiaries and except for capital expenditures in the ordinary course of business:

•	purchase or acquire any properties or operating assets or businesses of a third party, except for certain specified acquisitions and transactions, or in the ordinary course of business;

•	merge or consolidate, except for transactions among wholly owned subsidiaries of the Company;

•	restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses; and

•	make any loans, advances, guarantees or capital contributions to or investments in any person in excess of $20 million in the aggregate;

•	will not, and will not permit any of its subsidiaries to, other than in the ordinary course of business, modify, amend, terminate or waive any material rights under any material contract in a manner which is adverse to the Company, or settle any litigation, arbitration or other similar proceedings for an amount in excess of $10 million (net of insurance coverage) in the aggregate;

•	will not, and will not permit any of its subsidiaries to, enter into material contracts, other than in the ordinary course of business and except as otherwise permitted by certain provisions described in these bullet points;

•	will not, and will not permit any of its subsidiaries to, except to claim refunds or credits or as required by law, (A) make, change or revoke any material tax election; (B) file any amended tax return; (C) settle or compromise any material liability for taxes or surrender any material claim for a refund of taxes; (D) execute or consent to any waivers extending the statutory period of limitations, which has not yet expired, applicable to any material tax return; or (E) change any method of tax accounting or file for any change in tax accounting method;

•	will not, and will not permit any of its subsidiaries to, knowingly take any action reasonably likely to result in any of the conditions to the offer set forth in Section 13 — “Certain Conditions to the Offer” of this offer to purchase not being satisfied; and

•	will not, and will not permit any of its subsidiaries to, knowingly agree, in writing or otherwise, to take any of the foregoing actions.

Conduct of Business by Parent Pending the Merger.  Parent has agreed that from the date of the merger agreement until the effective time of the merger it will not knowingly take, or permit any of its affiliates to take, any action that is reasonably likely to result in any of the conditions to the offer set forth in Section 13 — “Certain Conditions to Offer” of this offer to purchase not being satisfied or in any of the conditions to the merger set forth in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Conditions to the Merger” of this offer to purchase not being satisfied or materially delay the consummation of the offer, merger or any of the transactions contemplated by the merger agreement.

Access Rights.  From the date of the merger agreement until the earlier of the effective time of the merger or the termination date of the merger agreement, the Company will provide Parent and its officers, employees and representatives reasonable access during normal business hours to its and its subsidiaries’ personnel, properties, books and records, subject to certain specified exceptions.

No Solicitation of Transactions by the Company.  Except as described below, the Company has agreed, among other things, that it and its subsidiaries will not, and it will use its best efforts to cause their respective representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal (as defined below);

•	participate in any discussions or negotiations with, or furnish any nonpublic information to, any person that has made or, to the Company’s knowledge, is considering making, an Alternative Proposal, except to notify this person of the existence of the merger agreement’s non-solicitation provision;

•	approve, endorse or recommend any Alternative Proposal; or

•	enter into any binding or nonbinding letter of intent, agreement in principle, memorandum of understanding or any agreement or understanding in connection with any Alternative Proposal, except for the Confidentiality Agreement.

However, if prior to the Acceptance Time the Company receives a bona fide Alternative Proposal not solicited in breach of the merger agreement (i) which constitutes a Superior Proposal (as defined below) or (ii) which the Board of Directors of the Company determines in good faith could reasonably be expected to result in a Superior Proposal, then the Company is permitted to take the following actions prior to the Acceptance Time:

•	furnish nonpublic information to the third party making such Alternative Proposal, if, prior to furnishing such information, the Company receives from the third party a confidentiality agreement which is substantially similar to the confidentiality agreement between the Company and Philips International B.V. (the “Confidentiality Agreement”); and

•	engage in discussions or negotiations with the third party with respect to the Alternative Proposal.

“Alternative Proposal” refers to (i) any proposal or offer (other than a proposal or offer by Parent or its subsidiaries) for a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, tender offer, exchange offer or similar transaction involving the Company or certain significant subsidiaries and (ii) any inquiry, proposal or offer to acquire 20% or more of the consolidated total assets, total voting power or outstanding shares of any class of equity securities of the Company or its subsidiaries.

“Superior Proposal” refers to a bona fide Alternative Proposal involving more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Board of Directors of the Company has determined in good faith is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and, if consummated, would result in a transaction more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the merger agreement (taking into account any revisions to the terms of the transaction proposed by Parent and the time likely to be required to consummate such Alternative Proposal).

The Company has agreed to notify Parent within 24 hours of the receipt of any Alternative Proposal and, in this notice, indicate the identity of the person making the proposal as well as the material terms and conditions of the Alternative Proposal. The Company thereafter will promptly keep Parent reasonably informed on a current basis of any material change to the terms of the Alternative Proposal.

The Board of Directors of the Company may not:

•	withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or resolve to or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the recommendation of the Board of Directors of the Company that holders of Shares tender all of their Shares into the offer;

•	approve or publicly propose to approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Alternative Proposal; or

•	approve, endorse or recommend, or resolve to or publicly propose to approve, endorse or recommend any Alternative Proposal (any of the actions described in the provision summarized in this bullet and the previous two bullet points being a “Change of Recommendation”).

However, the Board of Directors may:

•	make a Change of Recommendation if the Board of Directors of the Company determinates in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to effect a Change of Recommendation would be reasonably likely to constitute a breach of the directors’ fiduciary obligations to the Company’s stockholders under applicable laws; or

•	in response to a Superior Proposal, cause the Company to terminate the merger agreement and concurrently with such termination;

•	enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Alternative Proposal (an “Alternative Acquisition Agreement”), and

•	pay the required termination fee to Parent as described below in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Termination Fee’’ of this offer to purchase;

provided, that, the Board may not terminate the merger agreement until 72 hours following written notice to Parent (a “Superior Proposal Termination Notice”) from the Company advising Parent that the Board of Directors of the Company intends to take such action, including a description of the material terms of the Superior Proposal that is the basis for the proposed action of the Board of Directors of the Company.

In determining whether to make a Change of Recommendation or terminate the merger agreement in response to a Superior Proposal, the Board of Directors of the Company is required to consider any amendment to the merger agreement entered into, or to which Parent irrevocably covenants to enter into, and for which all internal approvals of Parent have been obtained following the receipt of the applicable Superior Proposal Termination Notice, and may not make a Change of Recommendation or terminate the merger agreement unless, prior to the effectiveness of such Change of Recommendation or termination, the Board of Directors of the Company has determined in good faith, after considering the results of any such negotiations and any revised proposals made by Parent, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal.

Nothing contained in the merger agreement prohibits the Company or its Board of Directors from (i) disclosing to its stockholders any position with respect to the offer, any Alternative Proposal or otherwise pursuant to applicable SEC regulations, (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (iii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Laws. However, other than the issuance by the Company of a “stop, look and listen” statement pending disclosure of its position thereunder, if such disclosure does not reaffirm the Company Recommendation, the disclosure will be deemed a Change of Recommendation and Parent will have the right to terminate the merger agreement.

In addition, the Company has agreed to cease any discussions or negotiations with any person that has provided an Alternative Proposal before the date of the merger agreement. The Company has requested that each person that has executed a confidentiality agreement in connection with the Company’s evaluation of strategic alternatives return or destroy all confidential information furnished to such person by or on behalf of the Company or its subsidiaries.

Obligations Related to the Stockholders’ Meeting and Proxy Statement.  If the adoption of the merger agreement by holders of Shares is required to consummate the merger, then as promptly as practicable following the Acceptance Date, the Company will prepare and file with the SEC the proxy statement in connection with seeking the Company Stockholder Approval, use its reasonable best efforts to respond to any comments of the SEC or its staff and cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable.

After the Acceptance Date, as promptly as reasonably practicable following the mailing of the proxy statement, the Company will take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to hold the Company Meeting. In addition, the Company will use its best efforts, subject to a Change of Recommendation in accordance with the merger agreement, to solicit from its holders of Shares proxies in favor of the approval of the merger agreement and the merger.

Parent and Purchaser have agreed to cause all Shares owned by them or their affiliates to be present at the Company Meeting and to be voted in favor of adoption of the merger agreement and consummation of the merger.

Employee Matters.  The Company has advised Parent and Purchaser that the Company’s 2007 Employee Stock Purchase Plan (“ESPP”) was suspended on December 20, 2007 (the date of such suspension, the “Cut Off Date”). An employee having a balance in the employee’s stock purchase account on the Cut Off Date will be entitled to purchase pursuant to the ESPP on the Cut Off Date a number of whole Shares calculated in accordance with the ESPP. As soon as practicable following the Cut Off Date, all amounts credited to the stock purchase accounts of participating employees will, to the extent not applied to Shares purchased under the ESPP pursuant to the previous sentence, be refunded to participating employees. Shares purchased pursuant to the ESPP will be treated as Shares for all purposes of the merger agreement, including the offer and the merger.

For a one year period following the Acceptance Time, Parent will provide, or cause the surviving corporation to provide (i) to each employee of the Company and its subsidiaries base salary or wages and incentive compensation opportunities (other than equity compensation opportunities) at least equal to the base salary or wages and incentive compensation opportunities payable to such employee immediately prior to the Acceptance Time and (ii) to the employees of the Company benefits (other than equity based benefits) substantially comparable, in the aggregate, to the benefits provided to the employees immediately before the Acceptance Time. Parent will cause the surviving corporation to honor specified Company benefit plans and Company foreign plans.

For purposes of vesting, eligibility to participate and level of benefits under the employee benefit plans of Parent and its subsidiaries providing benefits to employees of the Company after the Acceptance Time (the “New Plans”), each employee of the Company will be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Acceptance Time, to the same extent as such employee of the Company was entitled, before the Acceptance Time, to credit for such service under any similar Company employee benefit plan in which such employee of the Company participated or was eligible to participate immediately prior to the Acceptance Time. The foregoing does not apply to the accrual of certain benefits under defined benefit pension plans, subsidized early retirement or retiree health or life benefits. In addition, employees of the Company will be eligible to participate in the New Plans to the extent coverage under the New Plan is comparable to a Company benefit plan or Company foreign plan in which the employees of the Company participated immediately before the Acceptance Time (such plans, collectively, the “Old Plans”). Further, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits, or short- or long-term disability or life insurance benefits to any Company Employee:

•	with respect to self-insured New Plans, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of the New Plans to be waived for the employee and his or her covered dependents, subject to an exception concerning the waivability of certain conditions under comparable Old Plans;

•	with respect to any New Plans fully insured by unaffiliated third-party carriers, Parent will use its reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of the New Plans to be waived for the employees of the Company and covered dependents, subject to an exception concerning the waivability of certain conditions under comparable Old Plans;

•	with respect to self-insured New Plans, Parent will cause any eligible expenses incurred by such employees of the Company and covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins, to be taken into account under the New Plan for purposes of satisfying all relevant deductible, coinsurance and maximum out-of-pocket requirements, as if such amounts had been paid in accordance with the New Plan; and

•	with respect to any New Plans that are fully insured by unaffiliated third-party carriers, Parent will use its reasonable efforts to cause any eligible expenses incurred by employees of the Company and covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins, to be taken into account under the New Plan for purposes of satisfying all relevant deductible, coinsurance and maximum out-of-pocket requirements, as if such amounts had been paid in accordance with the New Plan.

The Company may pay, immediately prior to the Acceptance Time, each employee of the Company and its subsidiaries employed at that time, a pro rata annual bonus in respect of the Company’s fiscal year 2008.

Company Employee Communications.  Prior to making any broad-based communications to the officers or employees of the Company or its subsidiaries pertaining to compensation or benefit matters affected by the merger agreement, the Company will provide Parent with a copy of the planned communication. Parent will have a reasonable period of time to review and comment on the communication. Parent and the Company will cooperate in providing any such mutually agreeable communication.

Rule 14d-10(c) Matters.  Prior to the Expiration Date, the Company (acting through the Board of Directors of the Company or the Compensation and Human Resources Committee of the Board of Directors of the Company) will take all steps necessary (i) to cause to be exempt under amended Rule 14d-10(c) under the Exchange Act (which concerns all stockholders receiving the best price in a tender offer) any employment compensation, severance or employee benefit arrangements that have been or will be entered into by the Company, Parent or any of their respective affiliates with current or future directors, officers or employees of the Company and its subsidiaries and (ii) to insure that any such arrangements fall within the safe harbor provisions of Rule 14d-10(d) under the Exchange Act.

Efforts.  Each of Parent, Purchaser and the Company will use its reasonable best efforts to, and will assist and cooperate with the other parties in order to accomplish the following:

•	consummate and make effective the offer, merger and other transactions contemplated by the merger agreement;

•	obtain all necessary actions or nonactions, waivers, consents and approvals and make all registrations and filings required to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	obtain all necessary consents, approvals or waivers from third parties;

•	defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement; and

•	execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by the merger agreement.

However, neither Parent nor any of its affiliates are required, whether before or after the Acceptance Time or the effective time of the merger, to

•	proffer to, or agree to, sell, divest, lease, license, transfer, dispose of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective affiliates; or

•	agree to any material changes or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Company or the surviving corporation, other than for proffers and agreements to:

•	amend or modify contracts between the Company and/or its subsidiaries and third parties, or

•	sell, divest, lease, license, transfer, dispose or otherwise encumber, or agree to changes, restrictions or other impairments with respect to, any of Parent’s or the Company’s (or their respective affiliates’) assets, licenses, operations, rights, product lines, businesses or interest therein, in each case, where such amended, sold, divested, leased, licensed, transferred, disposed or encumbered contracts, assets, licenses, operations, rights, product lines, businesses and interests in the aggregate have not accounted for more than $50 million of the parties’ and their respective affiliates’ gross revenues for the 12 months ending June 30, 2007.

If Parent and its affiliates have made the proffers described above and thereafter, any court of competent jurisdiction enters any order (other than a temporary restraining order or similar temporary provisional relief) that prohibits the consummation of the offer or the merger (an “Order”) on the basis of any antitrust or competition law, then Parent and its affiliates will not be required to take any actions pursuant to the provisions described above with respect to the consummation of the offer and the merger.

Company and Parent have agreed to:

•	make the necessary filings under the HSR Act by January 14, 2008 and under the EC Merger Regulation by January 15, 2008;

•	use reasonable best efforts to cooperate with each other in determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other governmental entities in connection with the execution and delivery of the merger agreement and the consummation of the transactions contemplated by it; and

•	to the extent legally possible, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the merger agreement.

The Company and Parent will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any governmental entity. Each of the Company and Parent has agreed not to participate in any substantive meeting or discussion, either in person or by telephone, with any governmental entity in connection with the offer and the merger unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity, gives the other party the opportunity to attend and participate.

If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the merger agreement, each of the Company and Parent will cooperate in all respects with the other and use its respective reasonable best efforts to contest and resist the action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement, except for any Order that prohibits the consummation of the offer or the merger on the basis of any antitrust or competition law.

Takeover Statutes.  If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation becomes applicable to the transactions contemplated by the merger agreement, each of the Company, Purchaser and Parent and the members of their respective boards of directors will (i) grant necessary approvals and take actions reasonably necessary to consummate those transactions as promptly as practicable on the terms set forth in the merger agreement and (ii) otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the merger agreement.

Public Announcements.  The Company and Parent will consult with and provide each other the opportunity to review and comment on any press release or other public statement or comment relating to the merger agreement or the transactions contemplated by the merger agreement prior to the issuance of such press release or other public statement or comment. In addition, the Company and Parent will not issue any such press release or other public statement or comment prior to such consultation except as required by applicable laws or obligations pursuant to any listing agreement with any national securities exchange.

Indemnification and Insurance.  From and after the Acceptance Time, each of Parent and the surviving corporation has agreed to indemnify each

•	current and former director, officer or employee of the Company and its subsidiaries, including the Company Directors, and

•	person who served at the request or on behalf of the Company as a director, officer, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other entity, in connection with any action or omission occurring or alleged to have occurred in connection with the above persons serving in their respective capacities against any costs, claims or liabilities incurred in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation.

Prior to the Acceptance Time, the Company may purchase a six-year prepaid “tail” policy on terms and conditions providing equivalent benefits to those provided by the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the effective time of the merger, except that the cost of the “tail” policy may not exceed three times the current annual premium paid by the Company for directors’ and officers’ liability insurance and fiduciary liability insurance. If the Company has not obtained the “tail” prepaid policy prior to the Acceptance Time, Parent will purchase a six-year prepaid “tail” policy on such terms and conditions from an insurance carrier rated at least as high as the Company’s current directors’ and officers’ liability insurance carrier.

Conditions to the Merger

The respective obligations of Parent, Purchaser and the Company to effect the merger are subject to the following conditions being satisfied or waived at or prior to the effective time of the merger:

•	if required, the Company Stockholder Approval must have been obtained;

•	no Order may be in effect; and

•	Purchaser must have accepted for payment and paid for Shares validly tendered and not withdrawn pursuant to the offer.

Termination

The merger agreement may be terminated and abandoned at any time prior to the effective time of the merger:

•	by the mutual written consent of the Company and Parent;

•	by either the Company or Parent if (i) the Acceptance Date has not occurred on or before April 30, 2008 (the “End Date”) and (ii) the party seeking to terminate the merger agreement has not breached in any material respect its obligations under the merger agreement in a way that proximately causes the failure of the conditions in Section 13 — “Certain Conditions to the Offer” of this offer to purchase, except that if all of conditions in Section 13 — “Certain Conditions to the Offer” of this offer to purchase have been satisfied or waived (other than the Antitrust Approvals Condition), then the End Date will be extended to June 30, 2008, which will then be considered the End Date;

•	by either the Company or Parent if an injunction has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the offer or merger and the injunction has become final and non-appealable, as long as party seeking to terminate has complied with its obligations discussed in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Covenants and Agreements — Efforts” of this offer to purchase;

•	by the Company prior to the Acceptance Time, if Parent or Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Conditions to the Merger” or Section 13 — “Certain Conditions to the Offer” of this offer to purchase to be satisfied and (ii) is not curable or, if curable, is not cured by the earlier of the End Date or 30 days after written notice of the failure is given by the Company to Parent;

•	by Parent prior to the Acceptance Time, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Conditions to the Merger” or Section 13 — “Certain Conditions to the Offer” of this offer to purchase to be satisfied and (ii) is not curable or, if curable, is not cured by the earlier of the End Date or 30 days after written notice of the failure is given by Parent to the Company;

•	by the Company, prior to the Acceptance Time, if the Board of Directors of the Company determines to accept a Superior Proposal;

•	by Parent, prior to the Acceptance Time, if there has occurred any Change of Recommendation; and

•	by the Company, if Purchaser fails to commence the offer on or prior to January 15, 2008 or if Purchaser fails to consummate the offer in accordance with the terms of the merger agreement.

Effect of Termination

If the merger agreement is terminated, the provisions of the merger agreement will terminate, except for the Confidentiality Agreement, the provisions of the merger agreement relating to the termination fee and certain other miscellaneous administrative provisions, which will survive the termination, and except that, if the Acceptance Time has occurred, provisions of the merger agreement related to Company stock options, Restricted Shares, employee matters and indemnification and directors’ and officers’ liability insurance will survive termination, and there will be no other liability on the part of the Company or Parent to the other except for liability for willful and intentional breach, and except as described below in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Termination Fee” of this offer to purchase.

Termination Fee

The Company has agreed to pay Parent a termination fee of $175 million (the “Termination Fee”) and all of the documented out-of-pocket expenses incurred by Parent or Purchaser in connection with the merger agreement and the transactions contemplated by the merger agreement up to a maximum amount of $10 million (the “Parent Expenses”) if the merger agreement is terminated by the Company pursuant to the provision described in the sixth or seventh bullet points in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Termination” of this offer to purchase. In addition, the Company is required to pay the Termination Fee and Parent Expenses if the merger agreement is terminated by Parent or the Company pursuant to the provision described in the second bullet point in this Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Termination” of this offer to purchase and:

•	before the termination, any person has publicly announced a bona fide Qualifying Alternative Proposal (which is an Alternative Proposal but substituting 50% for references to 20% in that definition) or has publicly announced an intention (whether or not conditional) to make a bona fide Qualifying Alternative Proposal, which has not been abandoned;

•	the Minimum Condition has not been satisfied at the time of the termination of the merger agreement;

•	neither Parent nor Purchaser has materially breached its obligations or representations and warranties under the merger agreement in a way that proximately caused any condition set forth in Section 13 — “Certain Conditions to the Offer” of this offer to purchase to not be satisfied;

•	neither Parent nor any of its affiliates has publicly stated that it would not be obligated to accept Shares for payment pursuant to the offer if the Minimum Condition was met;

•	the waiting period under the HSR Act has expired or been terminated and clearance under the EC Merger Regulation has been obtained prior to termination of the merger agreement; and

•	the conditions in Section 13 — “Certain Conditions to the Offer” of this offer to purchase relating to the absence of an Order that restrains, enjoins or otherwise prohibits consummation of the offer or the merger or makes the acceptance of Shares pursuant to the offer illegal and the absence of a continuing declaration of a banking moratorium or suspension of payments of banks in the United States that prevents payment of the Offer Price have been satisfied at the time of the termination of the merger agreement;

provided, that, no Termination Fee or Parent Expenses will be paid under the provision summarized by this sentence unless within 12 months of the termination the Company has entered into a definitive Alternative Acquisition Agreement with respect to a Qualifying Alternative Proposal, or has consummated, or has publicly approved or recommended to the holders of Shares, an Alternative Proposal.

Each of Parent and Purchaser has agreed on behalf of itself and its affiliates that, if the Termination Fee is paid by the Company, the right to receive the Termination Fee will constitute each of Parent’s and Purchaser’s sole and exclusive remedy under the merger agreement other than with respect to a willful or intentional material breach by the Company of the non-solicitation covenant in the merger agreement (see Section 11— “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by the Company” of this offer to purchase), in which case only the acceptance by Parent of the Termination Fee will constitute each of Parent’s, Purchaser’s and their affiliates’ sole and exclusive remedy under the merger agreement.

The Company will not be required, under any circumstances, to pay the Termination Fee or the Parent Expenses on more than one occasion or as a result of more than one event.

OTHER AGREEMENTS

Guarantee.  On December 20, 2007, in connection with the execution and delivery of the merger agreement, Royal Philips executed and delivered to the Company a Guarantee, pursuant to which Royal Philips guaranteed the full and timely performance by Parent and Purchaser of their respective obligations under the merger agreement.

Employment Agreements.  In connection with the execution of the merger agreement, John Miclot, President and Chief Executive Officer of the Company, Craig Reynolds, Executive Vice President and Chief Operating Officer of the Company, Derek Smith, President of the Hospital Group of the Company, Donald Spence, President of the Sleep and Home Respiratory Group of the Company, and Geoffrey Waters, President of the International Group of the Company, entered into employment agreements with Parent which will become effective, and thereby terminate and supersede the officers’ existing employment and severance and change of control agreements, as applicable, with the Company, upon the Acceptance Date (the “Start Date”). Pursuant to the new employment agreements with Parent, Messrs. Miclot and Reynolds agree to remain employed by Parent for a period of one year beginning on the Start Date and the other officers for an initial period of two years beginning on the Start Date, with base salaries as provided in the table below. In addition, the new employment agreements provide for the following:

(1)	Cash Retention Bonus: Messrs. Smith, Spence and Waters will receive a cash retention bonus (as provided in the table below) if they remain employed by the Company through the second anniversary of the Start Date.

(2)	Equity Grant — Restricted Shares and Stock Options: As provided in the table below, contingent on their being employed at the time of grant, Messrs. Smith, Spence and Waters will receive a grant of restricted shares of Royal Philips common stock in each of the first two years of their employment that will vest in three equal installments on the first, second and third anniversaries of the respective date of grant and two grants of options in respect of Royal Philips common stock in each of the first two years of their employment that will vest on the third anniversary of the respective date of grant. Messrs. Miclot and Reynolds will potentially receive a grant of restricted shares of Royal Philips common stock and a grant of options in respect of Royal Philips common stock, both subject to the same vesting schedules as described above, should they mutually agree with the Company to continue their employment beyond the initial one year period.

(3)	Restrictive Covenants: In consideration for these benefits, the officers are subject to restrictive covenants during their employment and for a 12-month period thereafter, including non-competition and non-solicitation of employees and customers.

			Equity Grants in Each
Executive	Base Salary	Retention Bonus	of the First Two Years

Mr. Miclot	$766,500.00	N/A	N/A(1)
Mr. Reynolds	$529,876.00	N/A	N/A(2)
Mr. Smith	$322,140.00	$500,000.00	Restricted Stock: 10,000 Options: 30,000
Mr. Spence	$425,000.00	$700,000.00	Restricted Stock: 15,000 Options: 45,000
Mr. Waters	$306,000.00	$500,000.00	Restricted Stock: 10,000 Options: 30,000

(1)	Mr. Miclot will not be entitled to equity grants during the one-year period of his employment agreement; however, as described above, should he and the Company mutually agree to continue his employment beyond the initial one-year period, he will be entitled to a potential grant of 40,000 restricted shares and a potential grant of 120,000 options.

(2)	Mr. Reynolds will not be entitled to equity grants during the one-year period of his employment agreement; however, as described above, should he and the Company mutually agree to continue his employment beyond the initial one year period, he will be entitled to a potential grant of 25,000 restricted shares and a potential grant of 75,000 options.

Under the new employment agreements, in the event that the employment of Messrs. Miclot or Reynolds is terminated by Parent without “cause” or as a result of death prior to the first anniversary of the Start Date, the officer will receive (1) a salary payment equal to the salary that would have been paid to the officer had the officer remained employed through the first anniversary of the Start Date, (2) a pro-rated annual bonus, and (3) in the case of Mr. Miclot, 18 months of health benefit reimbursement and, in the case of Mr. Reynolds, five years of health insurance coverage. In the event that the employment of Messrs. Smith, Spence or Waters is terminated by Parent without “cause” prior to the second anniversary of the Start Date, the officer will be entitled to receive (1) a salary payment equal to the salary that would have been paid to the officer had the officer remained employed through the second anniversary of the Start Date, (2) a pro-rated annual bonus for the fiscal year in which termination occurs, (3) remaining amounts due pursuant to the cash retention bonus, and (4) except for Mr. Waters, 18 months of health benefit reimbursement and, in the case of Mr. Waters, three years of health insurance coverage.

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the merger or other business combination following the purchase of the Shares pursuant to the offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the merger because Purchaser was not, at the time the merger agreement was executed, and is not, an affiliate of the Company (for Exchange Act purposes); it is anticipated that the merger will be effected within one year following completion of the offer; and, in the merger, stockholders will receive the same price per Share as paid in the offer.

12.	Source and Amount of Funds.

The offer is not subject to any financing condition. Because Royal Philips has guaranteed the performance by us of our obligations under the merger agreement, including our payment obligations with respect to the offer and the merger, we believe that the business, financial condition and results of Parent and Purchaser are not material to a decision by a holder of the Shares whether to sell, hold or tender their Shares into the offer.

We estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the offer and to pay related fees and expenses will be approximately $5.1 billion.

13.	Certain Conditions to the Offer.

Notwithstanding any other provision of the offer, and in addition to, and not in limitation of, the rights and obligations of Purchaser to extend or amend this offer pursuant to the merger agreement, Purchaser will not be obligated to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the offer, will not be obligated to pay for any Shares tendered pursuant to the offer, and up to that time not accepted for payment or paid for, if, (i) the Minimum Condition has not occurred, (ii) (A) any applicable waiting period under the HSR Act has not expired or been terminated or (B) the approval under the EC Merger Regulation has not been obtained or (iii) any time after the date of the merger agreement and before the Acceptance Time, any of the following conditions exists and is continuing:

•	an Order is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the offer;

•	the merger agreement has been terminated by Purchaser, Parent or Company in accordance with its terms;

•	the representations and warranties of the Company contained in the merger agreement are not true and correct, in each case at and as of the date of the merger agreement and at and as of the Expiration Date, as though made on and as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case at and as of such earlier date) except, in each case, where the (A) failure of such representations or warranties (other than the representations or warranties relating to the Company’s capitalization (but only with respect to the number of outstanding equity securities of the Company), corporate authority to enter into the merger agreement, the absence of certain changes having had or reasonably likely to have a material adverse effect and the inapplicability of the Rights Agreement and any anti-takeover provisions of the charter or bylaws of the Company to the offer (the “Non-MAE Reps”)) to be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” qualifiers set forth therein) is not reasonably likely to have, individually or in the aggregate, a “material adverse effect” and (B) failure of the Non-MAE Reps to be true and correct is not, individually or in the aggregate, a failure to be true and correct in all material respects;

•	the Company has not in all material respects performed all obligations and complied with all covenants required by the merger agreement to be performed or complied with by it prior to the acceptance of the Shares pursuant to the offer, and this failure has not been cured prior to the acceptance of the Shares pursuant to the offer;

•	the Company has failed to deliver to Parent and Purchaser a certificate signed by the chief executive officer and the chief financial officer of the Company certifying without exception that (i) the Company’s representations and warranties are true and correct, as specified in the provision described in the third bullet point above and (ii) the Company has performed all obligations and complied with all covenants required by the merger agreement in the manner specified in the provision described in the fourth bullet point above; or

•	there has occurred and is continuing a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States that prevents payment of the Offer Price.

Subject to the terms of the merger agreement, the foregoing conditions, except for the Minimum Condition, are for the sole benefit of Purchaser. The conditions, except for the Minimum Condition, may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions. In addition, the conditions may be waived by Purchaser in whole or in part at any time and from time to time, except for the Minimum Condition, the waiver of which will only be effective with the written agreement of the Company. The failure of Purchaser to exercise any of the foregoing rights at any time will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Adjustments to Prevent Dilution.

In the event that, notwithstanding the Company’s covenant to the contrary (see Section 11 — “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements — The Merger Agreement —

Covenants and Agreements” of this offer to purchase), between the date of the merger agreement and the Acceptance Date or the effective time of the merger, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price or Merger Consideration applicable to the Shares will be appropriately and proportionately adjusted.

15.	Certain Legal Matters.

U.S. Antitrust Compliance.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser is subject to these requirements.

Under the HSR Act and the related rules, the offer may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied, and we have conditioned our obligation to acquire the Shares on these events occurring. We will file a Notification and Report Form with respect to the acquisition of the Shares pursuant to the offer and the merger with the Antitrust Division and the FTC on or before January 14, 2008. The waiting period under the HSR Act will expire after a 15-calendar-day waiting period unless early termination of the waiting period is granted or we receive a request for additional information or documentary material. We will request early termination of the waiting period applicable to the offer, but there can be no assurances that we will be granted early termination. Should a request for additional information be issued, complying with such a request can take a significant amount of time. In addition, while there are statutory limitations on the period of time that the Antitrust Division and the FTC may delay an acquisition (ten calendar days after substantial compliance with the additional information request), as a practical matter if substantive antitrust issues are raised, the parties often agree to delay completion of the transaction while discussion of the substantive issues are ongoing. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the offer, neither the Company’s failure to make such filings nor the Company’s failure to respond to a request from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Shares by us pursuant to the offer. At any time before or after our purchase of the Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of the Shares pursuant to the offer or seeking divestiture of the Shares acquired by us or the divestiture of substantial assets of Philips, the Company or any of their respective subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13 — “Certain Conditions to the Offer” of this offer to purchase for certain conditions to the offer that could become applicable in the event of such a challenge.

European Union Antitrust Compliance.  The EC Merger Regulation requires notification to and approval by the European Commission of mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds. The European Commission could prohibit the offer or seek divestiture of substantial assets of the Company or Parent as a condition for approving the offer. The EC Merger Regulation also gives the member states of the European Union the right to request that the European Commission refer jurisdiction to review a merger to their national competition authorities under the provisions of the relevant national merger law where it may have an effect on competition in a distinct national market. Such a request must be notified to the European Commission within 15 working days of the transaction’s notification to the European Commission. Pursuant to the EC Merger Regulation, the European Commission has until 11:59 p.m., Brussels time on the 25th working day from the day following the date of notification (which period may be extended under certain circumstances) in which to consider whether the merger would significantly impede effective competition in the common market or a substantial part of it, in particular as a result of the creating or strengthening of a dominant position (as defined in the EC Merger Regulation). By the end of this period, the European Commission must issue a decision either clearing the merger or opening an in-depth Phase II investigation. A Phase II investigation extends the investigation period for a further 90 to 125 working days. The receipt of approval from the European Commission or the expiration of the applicable waiting period is a condition to the offer. See Section 13 — “Certain Conditions to the Offer” of this offer to purchase.

While we believe that completion of the offer would not violate any antitrust laws, there can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Business Combination Statutes.  A number of states (including Delaware, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the offer or the merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company’s board of directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the merger agreement, the offer and the merger and so that each of Parent and Purchaser will not be an “interested stockholder.”

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the offer or the merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the offer or the merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the offer or the merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the offer, or be delayed in continuing or consummating the offer or the merger. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered pursuant to the offer.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the merger or other business combination following the purchase of the Shares pursuant to the offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the merger because Purchaser was not, at the time the merger agreement was executed, and is not, an affiliate of the Company (for Exchange Act purposes); it is anticipated that the merger will be effected within one year following completion of the offer; and, in the merger, stockholders will receive the same price per Share as paid in the offer.

Rule 13e-3 would otherwise require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights.  No appraisal rights are available in connection with the offer. If the merger is consummated, however, each holder of Shares who has neither voted in favor of the merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the holder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the offer and the merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under the DGCL, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the offer or the merger consideration.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder’s right to appraisal as provided in the DGCL, such Shares will be converted into the consideration paid in the merger. A stockholder may withdraw such stockholder’s demand for appraisal by delivery of a written withdrawal of such demand for appraisal and acceptance of the merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

“Short Form” Merger.  The DGCL provides that, if a parent company owns at least 90% of the issued and outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the merger pursuant to these provisions of the DGCL, Purchaser would have to own at least 90% of the issued and outstanding Shares of the Company. If Purchaser is able to consummate the merger pursuant to these provisions of the DGCL, the closing of the merger would take place as soon as practicable after the closing of the offer, without any notice to or approval of the other holders of Shares. If Parent owns, by virtue of the offer or otherwise, 90% or more of the issued and outstanding Shares, the Company, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a stockholders’ meeting in accordance with Section 253 of the DGCL.

16.	Fees and Expenses.

We have retained Deutsche Bank and Morgan Stanley to provide certain financial advisory services to us and we have retained Deutsche Bank to serve as our Dealer Manager in connection with the offer. We have agreed to pay Deutsche Bank and Morgan Stanley, as compensation for their services as financial advisors, reasonable and customary fees including reimbursement for their reasonable out-of-pocket expenses, including the fees and expenses of counsel. We will also reimburse Deutsche Bank and its affiliates for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with its services as our Dealer Manager in the offer, and have agreed to indemnify Deutsche Bank against certain liabilities and expenses in connection with the offer and the merger, including liabilities under the federal securities laws. The Dealer Manager and its affiliates in the ordinary course of their business may purchase and/or sell Royal Philips’ and/or the Company’s securities, including the Shares, for their own account and for the account of their customers. As a result, the Dealer Manager and its affiliates at any time may own certain of Royal Philips’ and/or the Company’s equity securities, including the Shares. In addition, the Dealer Manager and its affiliates may tender Shares into the tender offer for their own account.

We have also retained Georgeson Inc. to act as the Information Agent in connection with the offer. The Information Agent may contact holders of the Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners of the Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and we have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the offer, including liabilities under the federal securities laws.

We will pay Citibank N.A. reasonable and customary compensation for its services as the Depositary in connection with the offer, plus reimbursement for out-of-pocket expenses, and we have agreed to indemnify Citibank N.A. against certain liabilities and expenses in connection with the offer, including liabilities under the federal securities laws. Brokers, dealers, banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous.

The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of the Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the offer in any such jurisdiction and extend the offer to holders of the Shares in such jurisdiction.

We are not aware of any jurisdiction in which the making of the offer or the acceptance of the Shares in connection with the offer would not be in compliance with the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on our behalf not contained in this offer to purchase or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

MOONLIGHT MERGER SUB, INC.

January 3, 2008

SCHEDULE A

Information Concerning the Directors and Executive Officers of
Royal Philips, Parent and Purchaser

The following table sets forth the (i) name, (ii) current principal occupation, (iii) material occupations, positions, offices or employment held within the past five years of each director and executive officer of Royal Philips, Parent and Purchaser, and (iv) name, address, and principal business of any corporation in which the occupation, position, office or employment was carried on. The business address of each of the directors and executive officers of Royal Philips is Koninklijke Philips Electronics N.V., Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The business address of each of the directors and executive officers of Parent and Purchaser is Philips Electronics North America Corporation, 1251 Avenue of the Americas, New York, NY 10020, United States. The principal business of Royal Philips is the manufacturing of consumer electronics, medical and lighting products. The principal business of Parent is activities that relate to integrated manufacturing and marketing of products imported from Royal Philips and its affiliates to third parties. Purchaser has engaged in no business other than those incident to its formation and the commencement of the offer. Unless otherwise specified, each person listed below is a citizen of the United States.

Royal Philips

Name (Citizenship)	Current Principal Occupation

Gerard J. Kleisterlee (Dutch)	President, Chief Executive Officer, and Chairman of the Board of Management and the Group Management Committee of Royal Philips
Pierre-Jean Sivignon (French)	Executive Vice-President, Chief Financial Officer, and Member of the Board of Management and the Group Management Committee of Royal Philips
Gottfried H. Dutiné (German)	Executive Vice-President, and Member of the Board of Management and the Group Management Committee of Royal Philips
Theo van Deursen (Dutch)	Executive Vice-President, Chief Executive Officer of Philips Lighting, and Member of the Board of Management and the Group Management Committee of Royal Philips
Steve Rusckowski	Executive Vice-President, Chief Executive Officer of Philips Medical Systems, and Member of the Board of Management of Royal Philips
Rudy Provoost (Belgian)	Executive Vice-President, Chief Executive Officer of Philips Consumer Electronics, and Member of the Board of Management and the Group Management Committee of Royal Philips
Andrea Ragnetti (Italian)	Executive Vice-President, Chief Marketing Officer and Chief Executive Officer of Philips Domestic Appliances and Personal Care, and Member of the Board of Management and the Group Management Committee of Royal Philips
W. de Kleuver (Dutch)	Chairman of the Supervisory Board of Royal Philips
L. Schweitzer (French)	Member of the Supervisory Board of Royal Philips
Sir Richard Greenbury (British)	Member of the Supervisory Board of Royal Philips
J.M. Hessels (Dutch)	Member of the Supervisory Board of Royal Philips
Prof. K.A.L.M. van Miert (Belgian)	Member of the Supervisory Board of Royal Philips
C.J.A. Van Lede (Dutch)	Member of the Supervisory Board of Royal Philips
J.M. Thompson (Canadian)	Member of the Supervisory Board of Royal Philips
E. Kist (Dutch)	Member of the Supervisory Board of Royal Philips

Name (Citizenship)	Current Principal Occupation

Wong Ngit Liong (Singaporean)	Member of the Supervisory Board of Royal Philips
J. J. Schiro	Member of the Supervisory Board of Royal Philips
H. von Prondzynski (German)	Member of the Supervisory Board of Royal Philips

Parent and Purchaser

Name (Citizenship)	Current Principal Occupation

Pamela L. Dunlap	Senior Vice President, Chief Financial Officer and Director of Parent and Philips Electronics North America Corporation, President and Director of Golf Merger Sub, Inc. and Purchaser
Paul J. Zeven (Dutch)	President, Chief Executive Officer and Director of Parent and Philips Electronics North America Corporation
Joseph E. Innamorati	Senior Vice President, Secretary, Chief Legal Officer and Director of Parent and Philips Electronics North America Corporation, Vice President and Director of Golf Merger Sub, Inc. and Purchaser
Robert N. Smith	Vice President of Parent, Philips Electronics North America Corporation, Golf Merger Sub, Inc. and Purchaser
Warren T. Oates, Jr.	Senior Assistant Secretary of Parent and Philips Electronics North America Corporation, Secretary of Golf Merger Sub, Inc. and Purchaser

Gerard J. Kleisterlee has been President, Chief Executive Officer, and Chairman of the Board of Management and the Group Management Committee of Royal Philips since April 2001. Mr. Kleisterlee has also been Member of the Supervisory Board of De Nederlandsche Bank NV since July 2006 (DNB Hoofdkantoor Amsterdam, Westeinde 1, 1017 ZN Amsterdam, The Netherlands), Member of the Supervisory Board of the Rotterdam Philharmonic Orchestra since January 2006 (Rotterdams Philharmonisch Orkest, P.O. Box 962, 3000 AZ Rotterdam, The Netherlands), Member of the Transatlantic Business Dialogue since 2004 (TABD EU Office, Residence Palace, 155 Rue de la Loi, 4th floor, B 1040 Brussels, Belgium), Member of the Asia Business Council since 2002 (Asia Business Council, 22A-B On Hing Building, #1 On Hing Terrace, Central, Hong Kong, China), Chairman of the Supervisory Board of Eindhoven Technical University since July 2001 (Eindhoven Technical University, TU/e Den Dolech 2, 5612 AZ Eindhoven, The Netherlands), and Member of the European Round Table of Industrialists since May 2001 (European Round Table of Industrialists, Place des Carabiniers 18a, Karabiniersplein 18a, B 1030 Brussels, Belgium).

Pierre-Jean Sivignon has been Executive Vice-President, Chief Financial Officer, and Member of the Board of Management and the Group Management Committee of Royal Philips since June 2005. From 2001 to 2005, Mr. Sivignon was Chief Financial Officer of Faurecia SA (Faurecia, 2, rue Hennape 92735, Nanterre cedex, France).

Gottfried H. Dutiné has been Executive Vice-President and Member of the Board of Management of Royal Philips since April 2002, and Member of the Group Management Committee since February 2002.

Theo van Deursen has been Executive Vice-President and Member of the Board of Management of Royal Philips since April 1, 2006, Chief Executive Officer of Philips Lighting since July 1, 2003, and Member of the Group Management Committee of Royal Philips since April 1, 2003. In 2002, Mr. van Deursen was entrusted with responsibility for the dissolution of Philips Components. Mr. van Deursen has also served as Member of the Supervisory Board of Neways Electronics International N.V. since May 16, 2000 (Neways Electronics International N.V., Industrieterrein Ekkersrijt, Science Park Eindhoven 5010, 5692 EA Son, The Netherlands).

Steve Rusckowski has been Member of the Board of Management of Royal Philips since April 1, 2007, and Chief Executive Officer of Philips Medical Systems and Member of the Group Management Committee of Royal Philips since November 1, 2006. Mr. Rusckowski has also been Member of the Board of Directors of MedQuist since February 2002 (MedQuist Inc., Corporate Offices, 1000 Bishops Gate Blvd., Suite 300, Mount Laurel, NJ 08054-4632, United States), Member of the Board of Directors of Project HOPE since September 20, 2002 (Project HOPE, 255 Carter Hall, Lane Millwood, VA 22646, United States) and Member of the Board of Directors of the Massachusetts High Tech Council since February 1998 (Massachusetts High Tech Council, Reservoir Place, 1601 Trapelo Road, Suite 336, Waltham, MA 02451, United States).

Rudy Provoost has been Executive Vice-President and Member of the Board of Management of Royal Philips since April 2006, Chief Executive Officer of Philips Consumer Electronics since 2004, and Chief Executive Officer of Global Sales and Services for Philips Consumer Electronics, Senior Vice-President, and Member of the Group Management Committee of Royal Philips since August 2003. Mr. Provoost joined Philips in October 2000, when he was appointed Executive Vice-President of Philips Consumer Electronics in Europe. Mr. Provoost has also served as Member of the Board of Directors of TCL corporation since January 2007 (TCL Corporation, 8/F, TCL Industrial Building, No. 6 ELing South Road, Huizhou, Guangdong 516001, China), Chairman of the Board of Directors and Director of LG-Philips LCD since February 2006 (LG-Philips LCD Co., 20 Yeoido-Dong, Youngdung po-ku, Seoul, Republic of Korea), and President and Chairman of the Executive Board of the EICTA (European Industry Association) since August 2004 (EICTA, 20, Rue Joseph II, B 1000 Brussels, Belgium).

Andrea Ragnetti has been Executive Vice-President and Member of the Board of Management of Royal Philips since April 1, 2006, Chief Executive Officer of Philips Domestic Appliances and Personal Care since April 1, 2005, Member of the Group Management Committee of Royal Philips since January 1, 2003, and Chief Marketing Officer since 2003.

W. de Kleuver has been Member of the Supervisory Board of Royal Philips since 1998.

L. Schweitzer has been Member of the Supervisory Board of Royal Philips since 1997. Mr. Schweitzer has been Chairman of the Board of Directors of Renault since April 2005, Chairman and Chief Executive Officer of Renault from 1992 to 2005, and President of the Management Board of Renault-Nissan from 2002 to 2005 (Renault France, 13/15, quai Alphonse Le Gallo, 92100 Boulogne Billancourt cedex, France). Mr. Schweitzer has also served as Chairman of the Board of Directors of AstraZeneca since 2005 (AstraZeneca, 5 Stanhope Gate, London W1K 1LN, United Kingdom), Member of the Board of BNP Paribas since 1993 (BNP Paribas, 3 rue d’Antin, 75002 Paris, France), Member of the Board of Electricité de France since 1999 (Electricité de France, 22-30, avenue de Wagram, 75008 Paris cedex 8, France), Member of the Board of Volvo since 2001 (AB Volvo, SE-405 08 Göteborg, Sweden), Member of the Board of Veolia Environnement since 2003 (Veolia Environnement, 36-38, avenue Kléber, 75116 Paris, France), and Member of the Board of L’Oréal since 2005 (L’Oréal, 41, rue Martre, 92117 Clichy cedex, France).

Sir Richard Greenbury has been Member of the Supervisory Board of Royal Philips since 1998. From January 2000 to January 2003, Sir Greenbury was director of The Game Group plc (The Game Group plc, Unity House, Telford Road, Basingstoke, Hampshire RG21 6YJ, United Kingdom).

J.M. Hessels has been Member of the Supervisory Board of Royal Philips since 1999. Mr. Hessels has served as Chairman of the Supervisory Board of Euronext since June 28, 2005, and Chairman of the Board of Directors of Euronext since April 4, 2007 (Euronext, Postbus 19163, 1000 GD Amsterdam, The Netherlands). Mr. Hessels has also been Member of the Supervisory Board of Fortis since May 2001 (Fortis, Archimedeslaan 6, 3584 BA Utrecht,

The Netherlands), Member of the Supervisory Board of Heineken since April 2001 (Heineken, Tweede Weteringplantsoen 21, 1017 ZD Amsterdam, The Netherlands), and Member of the International Advisory Board of Blackstone Group since April 2001 (Blackstone Group, 40 Berkeley Square, London, W1J 5AL, United Kingdom).

Prof. K.A.L.M. van Miert has been Member of the Supervisory Board of Royal Philips since 2000. Prof. van Miert has also been Member of the Supervisory Board of Sibelco since 2006 (Sibelco, De Zate 1, BE 2480 Dessel, Belgium), Member of the International Advisory Committee of Fitch Ratings since 2004 (Fitch Ratings (The Fimalac group), 97 rue de Lille, 75007 Paris, France), Member of the Supervisory Board of Solvay since 2004 (Solvay, Rue du Prince Albert 33, B-1050 Brussels, Belgium), Member of the Supervisory Board of Vivendi Universal since 2004 (Vivendi Universal, 42 avenue de Friedland, 75380 Paris Cedex 08, France), Member of the Supervisory Board of Anglo American since 2003 (Anglo American, 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom), Member of the Supervisory Board of Munich Re since 2003 (Munich Re, Königinstr. 107, 80802 Munchen, Germany), Member of the Supervisory Board of RWE since 2001 (RWE, Opernplatz 1, 45128 Essen, Germany), Member of the Supervisory Board of Agfa Gevaert since 2000 (Agfa Gevaert, Septestraat 27, B-2640 Mortsel, Belgium), Member of the Supervisory Board of De Persgroep since 2000 (De Persgroep, Brusselsesteenweg 347, B-1730 Kobbegem, Belgium), and an International Advisor to Goldman Sachs Group, Inc. since 2000 (Goldman Sachs, 85 Broad Street, 17th Floor, New York, NY 10004, United States). From 2005 to 2007, Prof. van Miert served as Member of the Advisory Board of Uni-Credito (Uni Credito, Piazza Cordusio, 20123 Milano, Italy). From 2002 to 2003, Prof. van Miert was President of Nyenrode University (Nyenrode University, Straatweg 25, P.O. Box 130, 3620 AC Breukelen, The Netherlands).

C.J.A. Van Lede has been Member of the Supervisory Board of Royal Philips since 2003. Mr. Van Lede has also been Member of the Supervisor Board of Stork (by special temporary appointment of the Amsterdam Company Court) since January 2007 (Stork N.V., Amersfoortsestraatweg 7, 1412 KA NAARDEN, P.O. Box 5004, 1410 AA NAARDEN, The Netherlands), Senior Advisor of JP Morgan Plc since 2005 (JP Morgan Plc, 10 Aldermanbury, London, EC2V 7RF, United Kingdom), Chairman of the Supervisory Board of Heineken since 2004 (Heineken, Tweede Weteringplantsoen 21, 1017 ZD Amsterdam, The Netherlands), Chairman of the Board of Directors of INSEAD since 2004 (INSEAD, Boulevard de Constance, 77305 Fontainebleau, France), Member of the Supervisory Board of Air Liquide since 2003 (Air Liquide, 75 Quai d’Orsay 75321 Paris cedex 07, France), Member of the Supervisory Board of Air France/KLM since 2002 (Air France/KLM 45 rue de Paris, 95747 Roissy CDG Cedex, France), and Member of the Supervisory Board of Sara Lee Corporation since 2002 (Sara Lee Corporation, P.O. Box 2, 3500 CA Utrecht, The Netherlands). Mr. Van Lede has also served as Non-Executive Board Member of Azko Nobel from 2003 to April 2007, Chief Executive Officer of Azko Nobel from 1994 to 2003, Executive Board Member of Azko Nobel from 1991 to 2003 (Azko Nobel, Strawinskylaan 2555, 1077 ZZ Amsterdam, The Netherlands), and Member of the Supervisory Board of Reed Elsevier from 2003 to April 2007 (Reed Elsevier, Radarweg 29, 1043 NX Amsterdam, The Netherlands).

J.M. Thompson has been Member of the Supervisory Board of Royal Philips since 2003. Mr. Thompson has also been Chairman of the Board of Toronto Dominion Bank since 2003 (Toronto Dominion Bank, TD Tower, 12th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Canada), and Member of the Board of Directors of The Thomson Corporation since June 2003 (The Thomson Corporation, Metro Center, One Station Place, Stamford, CT 06902, United States). From May 28, 2002 to December 22, 2004, Mr. Thompson was Member of the Board of Directors of Robert Mondavi Corporation (841 Latour Court, Napa, CA 94558, United States). From August 2000 to September 2002, M. Thompson was Vice-Chairman of the Board of Directors of IBM (IBM, 1 New Orchard Road, Armonk, New York 10504-1722, United States).

E. Kist has been Member of the Supervisory Board of Royal Philips since 2004. Mr. Kist has also been Member of the Supervisory Board of De Nederlandsche Bank NV since January 1, 2005 (DNB Hoofdkantoor Amsterdam, Westeinde 1, 1071 ZN Amsterdam, The Netherlands), Member of the Supervisory Boards of DSM since September 1, 2004 (DSM, Het Overloon 1, 6411 TE Heerlen, The Netherlands), and Member of the Supervisory Board of Moody’s Investor Services since September 1, 2004 (Moody’s Corporation, 7 World Trade Center at 250 Greenwich Street, New York, NY 10007, United States). From July 1, 1969 to July 1, 2004, Mr. Kist was Chairman of the Executive Board of ING Group (ING Group, Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands).

Wong Ngit Liong has been Member of the Supervisory Board of Royal Philips since 2005. Mr. Wong has also been Council Member/Trustee of the Board of the National University of Singapore since August 1, 2004 (National University of Singapore, 21 Lower Kent Ridge Road, Singapore 119077), Member of the Board of DBS Bank Ltd. and DBS Group Holdings Ltd. since May 3, 2004 (DBS Bank Ltd. and DBS Group Holdings Ltd., 6 Shenton Way, DBS Building Tower One, Singapore 068809), and Chairman and Chief Executive Officer of Venture Corporation Ltd. since January 18, 1989 (Venture Corporation Ltd. 5006 Ang Mo Kio Ave 5, #05 01/12 TECHplace II, Singapore 569873). From March 1, 2000 to July 21, 2006, Mr. Wong was Member of the Board of SIA Engineering Company Ltd. (SIA Engineering Company Ltd., 31, Airline Road, Singapore 819831).

J. J. Schiro has been Member of the Supervisory Board of Royal Philips since 2005. Mr. Schiro has also been Chairman of the Swiss American Chamber of Commerce since 2005 (Swiss American Chamber of Commerce, Talacker 41, 8001 Zurich, Switzerland), Chairman of the Audit Committee and Member of the Supervisory Board of PepsiCo since 2003 (PepsiCo, 700 Anderson Hill Road, Purchase, NY 10577, United States), and Chief Executive Officer of Zurich Financial Services and Chairman of the Group Management Board since 2002 (Zurich Financial Services, Mythenquai 2, P.O. Box 8022, Zurich, Switzerland).

H. von Prondzynski has been Member of the Supervisory Board of Royal Philips since 2007. From February 1, 2000 to December 31, 2006, Mr. von Prondzynski was Member of the Corporate Executive Committee of the F. Hoffmann-La Roche Group and Chief Executive Officer of the Division Roche Diagnostics (Roche, Grenzacherstrasse 124, CH 4070 Basel, Switzerland).

Pamela L. Dunlap has been Senior Vice President of Parent and Philips Electronics North America Corporation since July 2007, Senior Vice President and Chief Financial Officer of Philips Ultrasound and Monitoring since November 2006, Chief Financial Officer of Philips Electronics North America Corporation since July 2006, Senior Vice President and Chief Financial Officer of Philips X-Ray, from July 2005 to October 2006, Senior Vice President and Chief Financial Officer of Philips Ultrasound from 1998 to June 2006, Director of Philips Electronics North America Corporation and Parent since July 1, 2007, President and Director of Golf Merger Sub, Inc. since November 2007 and President and Director of Purchaser since December 2007.

Paul J. Zeven has been President and Chief Executive Officer of Parent and Philips Electronics North America Corporation since October 2004, and Director of Philips Electronics North America Corporation and Parent since October 1, 2004. From 2002 to 2004, Mr. Zeven was Chief Executive Officer of Philips Consumer Electronics Latin America (Philips Consumer Electronics Latin America, Rua Verbo Divino, 1400, 04719-002 São Paulo, Brazil).

Joseph E. Innamorati has been Senior Vice President and Chief Legal Officer of Parent and Philips Electronics North America Corporation since October 2005, and Vice President of Philips Electronics North America Corporation from February 2004 to September 2005. Mr. Innamorati has also been Director of Philips Electronics North America Corporation and Parent since October 1, 2005, Vice President and Director of Golf Merger Sub, Inc. since November 2007 and Vice President and Director of Purchaser since December 2007. From June 2001 to January 2004, Mr. Innamorati was at the Law Office of Joseph E. Innamorati (Law Office of Joseph E. Innamorati, 8 Charcoal Hill Common, Westport, CT 06880, United States).

Robert N. Smith has been Vice President of Parent and Philips Electronics North America Corporation since July 2001, Vice President of Golf Merger Sub, Inc. since November 2007 and Vice President of Purchaser since December 2007.

Warren T. Oates, Jr. has been Senior Assistant Secretary of Parent and Philips Electronics North America Corporation since June 2004, Secretary of Parent and Philips Electronics North America Corporation from September 2003 to June 2004, Assistant Secretary of Parent and Philips Electronics North America Corporation from March 1999 to September 2003, Secretary of Golf Merger Sub, Inc. since November 2007 and Secretary of Purchaser since December 2007.

Facsimile copies of the letter of transmittal will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent by you or your broker, dealer, bank, trust company or other nominee to the depositary as follows:

The Depositary for the offer is:

Citibank, N.A.
By Mail:

Citibank, N.A.
c/o Mellon Investor Services LLC
P.O. Box 3301
South Hackensack, NJ 07606-3301

By Hand or Overnight Courier:

Citibank, N.A.
c/o Mellon Investor Services LLC
Attn: Corporate Action Dept., 27 Floor
480 Washington Blvd.
Jersey City, NJ 07310

By Facsimile (for Guarantees of Delivery):

For Eligible Institutions Only: (201) 680-4626

For Confirmation Only Telephone:
(201) 680-4860

Any questions or requests for assistance or additional copies of the offer to purchase and the letter of transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the offer is:

Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokers Call:
(212) 440-9800
All Others Please Call Toll-free:
(800) 491-3017

The Dealer Manager for the offer is:

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
Please Call Toll-free:
(877) 221-7676